March 2002

NovaGold

Technical Report

Preliminary Assessment
Donlin Creek Project, Alaska

Prepared for:
NovaGold Resources Inc.
Los Gatos, California, U.S.A.
by:
Stephen Hodgson, P.Eng.

L468B

amec

IMPORTANT NOTICE

This report was prepared exclusively for NovaGold Resources Inc. (NovaGold) by AMEC E&C Services Limited, (AMEC). The quality of information, conclusions and estimates contained herein is consistent with the level of effort involved in AMEC’s services and is based on: i) information available at the time of preparation, ii) data supplied by outside sources and iii) the assumptions, conditions and qualifications set forth in this report. This report is intended to be used by NovaGold only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on this report by any third party is at that party’s sole risk.

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

TABLE OF CONTENTS

Page

1.0	SUMMARY		1–1
	1.1	Introduction	1–1
	1.2	Property Description and Tenure	1–1
	1.3	Geology and Mineral Resource	1–2
	1.4	Mining	1–4
	1.5	Process	1–5
	1.6	Infrastructure	1–5
	1.7	Capital Cost	1–6
	1.8	Operating Costs	1–6
	1.9	Financial Analysis	1–7
	1.10	Target Cases	1–8
	1.11	Conclusions and Recommendations	1–10

2.0	INTRODUCTION AND TERMS OF REFERENCE		2–1
	2.1	Terms of Reference	2–1

3.0	DISCLAIMER		3–1

4.0	PROPERTY DESCRIPTION AND LOCATION		4–1
	4.1	Mineral Tenure	4–1
	4.2	Permits and Agreements	4–5

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
	AND PHYSIOGRAPHY		5–1

6.0	HISTORY		6–1
	6.1	1996 Work	6–2
	6.2	1997 Work	6–2
	6.3	1998 Work	6–3
	6.4	1999 Work	6–3
	6.5	2000 Work	6–4
	6.6	Historical Metallurgy	6–4

7.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE
	AND PHYSIOGRAPHY		7–1

8.0	DEPOSIT TYPES		8–1

9.0	MINERALIZATION		9–1

10.0	EXPLORATION		10–1

11.0	DRILLING		11–1
	11.1	2001 Drilling	11–1
	11.2	Pre-2001 Drilling	11–3

12.0	SAMPLING METHOD AND APPROACH		12–1

13.0	SAMPLE PREPARATION, ANALYSES AND SECURITY		13–2

14.0	DATA VERIFICATION		14–1

15.0	ADJACENT PROPERTIES		15–1

Project No.: L468B	TOC- i

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING			16-1
	16.1	Introduction		16-1
	16.2	Testwork Review		16-2
	16.3	Recoveries		16-7
	16.4	Suggested Metallurgical Options		16-8

17.0	MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES			17-1
	17.1	Geologic Models		17-1
	17.2	Data Analysis		17-2
		17.2.1	Capping	17-2
		17.2.2	Variography	17-2
		17.2.3	Density	17-3
	17.3	Interpolation Plan		17-3
	17.4	Model Validation		17-5
	17.5	Resource Classification and Summary		17-6

18.0	OTHER DATA AND INFORMATION			18-1

19.0	REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT AND PRODUCTION
	PROPERTIES			19-1
	19.1	Introduction		19-1
	19.2	Project Description		19-1
	19.3	Mining		19-3
		19.3.1	Optimization	19-6
		19.3.2	Production Forecast	19-9
		19.3.3	Mine Production Equipment	19-10
		19.3.4	Mine Dewatering	19-11
	19.4	Process Description		19-12
		19.4.1	Primary Crushing	19-12
		19.4.2	Grinding	19-12
		19.4.3	Flotation	19-12
		19.4.4	Pressure Oxidation	19-13
		19.4.5	Leaching/Carbon-In-Pulp	19-13
		19.4.6	Elution and Refinery	19-13
	19.5	Site Infrastructure		19-16
		19.5.1	Site Conditions	19-16
		19.5.2	Site Layout	19-16
		19.5.3	Mine Support Facilities	19-16
		19.5.4	Site Access Roads	19-17
	19.6	Tailings Impoundment		19-17
	19.7	Water Management		19-18
	19.8	Electrical Power and Fuel Storage		19-19
	19.9	Transportation Infrastructure		19-20
		19.9.1	Airstrip	19-20
		19.9.2	Access Road	19-20
	19.10	Crooked Creek Facilities		19-21
	19.11	Capital Cost Estimate		19-22
		19.11.1	Introduction	19-22
		19.11.2	Direct Costs	19-23
		19.11.3	Sustaining Capital Costs	19-23
		19.11.4	Indirect Costs	19-24
		19.11.5	Contingency	19-24
		19.11.6	Assumptions	19-24
		19.11.7	Exclusions	19-25

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

	19.12	Operating Costs		19-25
		19.12.1	Mining Operating Costs	19-26
		19.12.2	Process	19-26
		19.12.3	G&A	19-27
	19.13	Financial Analysis		19-30
	19.14	Target Cases		19-31

20.0	CONCLUSIONS AND RECOMMENDATIONS			20-1

21.0	REFERENCES			21-1

LIST OF TABLES

Table 1.1:	Donlin Creek Project Mineral Resource Summary, January 24, 2002
	(t, oz x 1,000,000)	1–3
Table 1.2:	Donlin Creek Scheduled Tonnages (t x 1,000)	1–4
Table 1.3:	Open Pit Production Equipment	1–5
Table 1.4:	Base Case – Initial Capital ($ x 1,000)	1–6
Table 1.5:	Life of Mine Average Operating Costs	1–7
Table 1.6:	Sensitivity of After-tax DCFROR (%)	1–8
Table 1.7:	Project Cash Costs	1–8
Table 1.8:	Project Parameters (t, oz, $ x 1,000) replace with table 19.17?	1–9
Table 6.1:	Work History Summary	6–1
Table 11.1:	Standard Lithologic Units, Donlin Creek Project	11–2
Table 16.1:	Current ACMA and Lewis Metallurgical Recoveries	16–7
Table 16.2:	Possible Optimized ACMA and Lewis Metallurgical Recoveries	16–8
Table 17.1:	Interpolation Parameters for ACMA and Lewis Resource Areas	17–4
Table 17.2:	Gold Mean, Standard Deviation and Coefficient of Variation Values for Kriged
	and NN Estimates, Donlin Creek Project	17–5
Table 17.3:	Donlin Creek Project Mineral Resource Summary, January 24, 2002
	(t, oz x 1,000,000)	17–7
Table 19.1:	Optimization Criteria	19–6
Table 19.2:	ACMA LG Results (t x 1,000)	19–7
Table 19.3:	Lewis LG Results (t x 1,000)	19–8
Table 19.4:	Donlin Creek Scheduled Tonnages (t x 1,000)	19–9
Table 19.5:	Production Forecast (t, oz x 1,000)	19–10
Table 19.6:	Open Pit Production Equipment	19–11
Table 19.7:	Basic Plant Design Criteria	19–14
Table 19.8:	Electrical Loads	19–19
Table 19.9:	Base Case– Initial Capital ($ x 1,000)	19–22
Table 19.10:	Life of Mine Average Operating Costs	19–25
Table 19.11:	Process Operating Costs	19–27
Table 19.12:	G&A Personnel Cost Estimate	19–28
Table 19.13:	G&A Supplies Cost Estimate	19–29
Table 19.14:	Sensitivity of After-tax DCFROR (%)	19–30
Table 19.15:	Project Cash Costs	19–31
Table 19.16:	Scenario 1 Production Forecast (t x 1,000, oz x 1,000)	19–32
Table 19.17:	Scenario 1 – Initial Capital ($ x 1,000)	19–32
Table 19.18:	Scenario 2 Production Forecast (t x 1,000, oz x 1,000)	19–33

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Table 19.19:	Scenario 2 – Initial and Expansion Capital ($ x 1,000)	19–34
Table 19.20:	Project Economic Parameter Summary	19–35
Table 19.21:	Price Sensitivity ($ x 1,000)	19–36

LIST OF FIGURES

Figure 4.1:	Location Map	4–2
Figure 4.2:	Project Area Map	4–3
Figure 4.3:	Prospect Location Map	4–4
Figure 10.1:	Resource Area	10–2
Figure 10.2:	Resource Area – Gold (ppb) In Soils, blue is <50, green is 50-200,
	yellow is 200-500, red is 500-2000 and magenta is >2000 ppb gold	10–3
Figure 10.3:	Project Area – Gold (ppb) in Soils, blue is <50, green is 50-200,
	yellow is 200-500, red is 500-2000 and magenta is >2000 ppb gold	10–4
Figure 13.1:	Donlin Creek, Standard "C" Results (1996 to 2001)	13–3
Figure 13.2:	Donlin Creek, Standard "D" Results (1996 to 2001)	13–3
Figure 13.3:	2001 Control Standard Results, Donlin Creek	13–4
Figure 13.4:	Donlin Creek, Relative Difference Chart – All Duplicate Data (1996 to 2001)	13–5
Figure 13.5:	Donlin Creek All Zones, Coarse Reject Duplicates – Gold (g/t) - 924
	Duplicates - 0.15 g/t Lower Cut	13–6
Figure 13.6:	Donlin Creek ACMA/400 Zone, Coarse Reject Duplicates – Gold (g/t) - 228
	Duplicates - 0.15 g/t Lower Cut	13–6
Figure 13. 7:	Donlin Creek Lewis-S. Lewis-Vortex -Rochelieu Zones, Coarse Reject
	Duplicates - Gold (g/t) - 584 Duplicates - 0.15g/t Lower Ct	13–7
Figure 13.8:	Donlin Creek All Duplicates, Thompson-Howarth Precision Plot	13–7
Figure 13.9:	Donlin Creek Blank Results (1996 to 2001)	13–8
Figure 16.1:	Placer Dome Test Report 3: POX/CIL Recovery % vs. % CORG	16–6
Figure 19.1:	Crooked Creek Barge Dock Options	19–5
Figure 19.2:	ACMA Net Revenue and Recovered Ounces	19–7
Figure 19.3:	Lewis – Net Revenue and Recovered Ounces	19–8

LIST OF DRAWINGS

Drawing A1-L468B-100-K-001	19–2
Drawing A1-L468B-100-K-002	19–4

Project No.: L468B	TOC-iv

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

1.0	SUMMARY

1.1

Introduction

NovaGold Resources Inc. (NovaGold) is developing the Donlin Creek Project in southwest Alaska. At the completion of the 2001 exploration program, NovaGold engaged MRDI Canada, a Division of AMEC E&C Services Limited (MRDI) and MRDI’s parent company (AMEC) to, respectively, assist in the revision of the property resource estimates and to complete a preliminary assessment of the project based on these new resources.

The resource estimate, which was completed earlier in 2002, was the subject of a February 2002 Technical Report titled “Donlin Creek Project, Alaska” authored by Independent Qualified Person Stephen Juras, Ph.D., P.Geo., an employee of MRDI. Stephen Juras conducted the site visit from October 26 to November 1, 2001.

This report documents the results of the Preliminary Assessment and constitutes an independent Qualified Person’s Review and Technical Report. Stephen Hodgson, P.Eng., an employee of AMEC, served as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101 (NI 43-101), Standards of Disclosure for Mineral Projects and in compliance with Form 43-101F1 (the “Technical Report”).

The analysis is based on the mineral resource outlined in two deposits on the property, ACMA and Lewis. Mineralization has been discovered in several other deposits on the property, upon which NovaGold intends to conduct further exploration. The analysis tested the impact of exploration success on the financial results.

1.2

Property Description and Tenure

The Donlin Creek property is located in southwest Alaska, approximately 70 km (44 mi) northeast of Aniak, a regional hub. The project is serviced by commercial air services out of Anchorage and Aniak and by a 25 km long winter road from the village of Crooked Creek. Crooked Creek lies on the Kuskokwim River, a major navigable water way.

The property consists of 109 km2 (42 mi2, 10,900 ha) of privately owned Native land. Calista Corporation (Calista), an Alaskan regional Native corporation, owns the subsurface rights and The Kuskokwim Corporation, a village corporation (TKC), owns the surface rights.

Placer Dome U.S. Inc. (Placer Dome) acquired a 20-year lease from Calista effective May 1, 1995. Annual property payments are $200,000 through the end of the lease. Annual work commitments are $1,000,000 and excess expenditures are carried

Project No.: L468B	Page 1–1

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

forward. Calista holds a retained net royalty of 1.5% until payback of capital, increasing to 4.5% thereafter.

NovaGold entered into an agreement with Placer Dome in early 2001 to earn a 70% interest in the project by expending $10 million on exploration and development within ten years.

1.3

Geology and Mineral Resource

Numerous gold-bearing deposits have been discovered on the property. The 2002 mineral resource estimate focused on two areas, which in both cases are combinations of a number of deposits: ACMA (containing the ACMA and 400 Zone deposits) and Lewis (comprising the North Lewis, South Lewis, Vortex, Rochelieu and Queen deposits).

The gold mineralization is associated with an early Tertiary age arsenic-antimony-gold-mercury hydrothermal system. The property geology consists of flysch sequence sedimentary units of the Cretaceous Kuskokwim Group that have been intruded by Late Cretaceous to early Tertiary felsic intrusive rocks. The sediments consist of interbedded greywacke, shale and siltstone. The intrusive units consist of porphyritic rhyodacite and rhyolite and lesser mafic dykes and sills. The dykes and sills range from a few meters to more than 60 m in width.

The mineral resource estimates for the Donlin Creek project were calculated under the direction of Stephen Juras. The estimates were made from 3-dimensional block models utilizing commercial mine planning software (MineSight®).

The mineralization of the Donlin Creek project as of January 24, 2002, is classified as Measured, Indicated and Inferred Mineral Resources, consistent with the CIM definitions referred to in National Instrument 43-101. The classified Mineral Resources are shown in Table 1.1.

Project No.: L468B	Page 1–2

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Table 1.1: Donlin Creek Project Mineral Resource Summary, January 24, 2002 (t, oz x 1,000,000)
		Capped		Uncapped
	Tonnes	Au	Metal	Au	Metal
	t	g/t	oz	g/t	oz
3.5 g/t Au Cut-off
ACMA
Measured Mineral Resource	1.367	5.70	0.250	6.03	0.265
Indicated Mineral Resource	12.425	5.34	2.134	5.60	2.238
Measured + Indicated Mineral Resources	13.792	5.38	2.384	5.64	2.503
Inferred Mineral Resource	18.239	5.53	3.242	5.82	3.415
LEWIS
Measured Mineral Resource	0.858	4.81	0.133	5.16	0.142
Indicated Mineral Resource	12.280	4.73	1.868	5.12	2.020
Measured + Indicated Mineral Resources	13.138	4.74	2.001	5.12	2.162
Inferred Mineral Resource	18.567	4.93	2.941	5.18	3.090
DONLIN CREEK PROJECT (ACMA + LEWIS)
Measured Mineral Resource	2.225	5.36	0.383	5.69	0.407
Indicated Mineral Resource	24.705	5.04	4.002	5.36	4.258
Measured + Indicated Mineral Resources	26.930	5.06	4.385	5.39	4.665
Inferred Mineral Resource	36.806	5.22	6.183	5.50	6.505
2.5 g/t Au Cut-off
ACMA
Measured Mineral Resource	1.890	4.96	0.301	5.19	0.316
Indicated Mineral Resource	21.051	4.37	2.959	4.53	3.064
Measured + Indicated Mineral Resources	22.941	4.42	3.260	4.58	3.380
Inferred Mineral Resource	29.875	4.53	4.351	4.71	4.525
LEWIS
Measured Mineral Resource	1.957	3.75	0.236	3.94	0.248
Indicated Mineral Resource	27.890	3.72	3.337	3.95	3.541
Measured + Indicated Mineral Resources	29.847	3.72	3.573	3.95	3.789
Inferred Mineral Resource	37.109	3.93	4.692	4.10	4.895
DONLIN CREEK PROJECT (ACMA + LEWIS)
Measured Mineral Resource	3.846	4.34	0.537	4.56	0.564
Indicated Mineral Resource	48.941	4.00	6.296	4.20	6.605
Measured + Indicated Mineral Resources	52.787	4.03	6.833	4.22	7.169
Inferred Mineral Resource	66.984	4.20	9.043	4.37	9.420
2.0 g/t Au Cut-off
ACMA
Measured Mineral Resource	2.104	4.68	0.316	4.90	0.331
Indicated Mineral Resource	26.393	3.94	3.343	4.07	3.454
Measured + Indicated Mineral Resources	28.497	3.99	3.656	4.13	3.785
Inferred Mineral Resource	38.375	4.02	4.960	4.16	5.132
LEWIS
Measured Mineral Resource	2.950	3.24	0.307	3.37	0.319
Indicated Mineral Resource	42.524	3.21	4.389	3.37	4.607
Measured + Indicated Mineral Resources	45,474	3.21	4.696	3.37	4.927
Inferred Mineral Resource	54,058	3.40	5.909	3.53	6.135
DONLIN CREEK PROJECT (ACMA + LEWIS)
Measured Mineral Resource	5.054	3.84	0.623	4.01	0.651
Indicated Mineral Resource	68.917	3.49	7.732	3.64	8.065
Measured + Indicated Mineral Resources	73.971	3.51	8.347	3.67	8.728
Inferred Mineral Resource	92.433	3.66	10.877	3.79	11.263

Project No.: L468B	Page 1–3

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

1.4

Mining

The optimization process consisted of determining likely design parameters for cost, revenue, and wall slopes. These were then input to a Lerchs-Grossmann (LG) algorithm from which was derived ultimate pit shells for both ACMA and Lewis over a range of metal prices. All Mineral Resources, Measured, Indicated and Inferred, were utilized in the analysis. Table 1.2 shows the optimization parameters.

The LG algorithm was then run for each deposit over a range of gold prices from $75 through $400 per ounce. The $275 shell was selected for both ACMA and Lewis.

Table 1.2: Donlin Creek Scheduled Tonnages (t x 1,000)

	Ore	Au	Waste	Strip
	t	g/t	t	Ratio
ACMA
Measured	-	-	-	-
Indicated	12,225	3.94	-	-
Total	12,225	3.94	-	-
Inferred	38,125	4.00	-	-
Total	50,350	3.99	307,790	6.1
Lewis
Measured	2,433	3.28	-	-
Indicated	22,380	3.40	-	-
Total	24,813	3.39	-	-
Inferred	20,784	3.72	-	-
Total	45,597	3.54	259,601	5.7
Total Mine Plan	95,947	3.78	567,391	5.9

In order to improve cashflow in the early years of the project, an elevated cutoff grade of 4.0 g/t (diluted cut-off of 3.75 g/t) was used in the ACMA starter pit. Subsequently, the cutoff grade was dropped to 3.0 g/t. Mid-grade ore mined during the early phase of the mine life will be stockpiled for treatment at the end of the mine life. Material between 2.1 g/t and 3.0 g/t (simulating a diluted cut-off of 2.0 g/t) will also be stockpiled and fed after the mid-grade stockpiles were depleted.

Conventional open pit mining equipment will be used at Donlin Creek. However, the need to maintain selectivity in the ore zones to maximize the plant feed grade must be balanced against the relatively high strip ratio. After analyzing this situation, AMEC elected to select a dual fleet. A wheel loader and front shovel excavator with 200 t capacity haulage trucks will be used in the ore and a large rope shovel will load waste into 240 t haulage trucks for the bulk of the stripping. This will also require mining in

Project No.: L468B	Page 1–4

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

two different configurations – 5 m benches in the ore zones and 10 m or 15 m benches in the upper benches of the pushbacks.

The mining equipment requirements are shown in Table 1.3.

Table 1.3: Open Pit Production Equipment

	Type	Size	Number
	Blasthole drill	254mm	2
	Blasthole drill	133mm	1
	Tank drill	75mm	1
	Wheel loader	11m³	1
	Front shovel excavator	18m³	2
	Electric rope shovel	43m³	1
	Haulage truck	200t	10
	Haul truck	240t	24
	Track dozer	425kW	4
	Motor grader	200kW	2
	Excavator	240kW	1

1.5

Process

The process plant will have four main components. The first of these is crushing and grinding, in which the ore will be crushed to –150 mm then ground to approximately 53 µm. The finely ground ore will then be fed to the second component, the flotation plant, where the sulphide minerals will be selectively liberated from the gangue. The sulphide concentrate will then be introduced to the oxidation plant, which is the third element. The main units in this section of the plant are a pair of autoclaves, in which the sulphide minerals will be oxidized under elevated pressure and temperature. The fourth component is the leach circuit. Here, cyanide solution will be added to the autoclave residue to leach the gold, which will be subsequently recovered from the solution by activated carbon and refined into doré. The discharge from the leach plant will be treated to remove residual cyanide, mixed with flotation plant discharge to buffer the pH, and deposited in the tailings pond.

1.6

Infrastructure

The site infrastructure will consist of those facilities necessary to support a large, remote mine operation. They include maintenance shops, accommodations, water supply, and tailings disposal. Power will be supplied via a 620 km (385 mi) transmission line from the Fairbanks area. The project will utilize the existing airstrip for initial operations, but a replacement strip will be constructed in Year 4 when the ACMA pit starts to encroach on the strip.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

A 17 km access road will connect the project to the village of Crooked Creek on the Kuskokwim River. A barge dock and on-shore lay down yard will be constructed at Crooked Creek to facilitate the handling of supplies, which will be transported to Crooked Creek by barge up the Kuskokwim River.

1.7

Capital Cost

The estimated capital cost estimate for the proposed facilities described in this report is $602 million, including 15% contingency, and should be considered at a conceptual level with a probable range of accuracy of ±35%. The estimate includes the direct field costs of executing the project, plus owner’s and indirect costs associated with detail design, construction and commissioning. This estimate excludes all development and study costs and assumes that the project has been advanced to the detail design phase. All costs are stated in 2nd quarter, 2002 U.S. dollars with no allowance for escalation beyond this point. The estimate is summarized in Table 1.4.

Table 1.4: Base Case – Initial Capital ($ x 1,000)

		$
	Mining	112,521
	Plant	205,394
	Infrastructure	80,449
	Subtotal Direct	398,364
	Owners Costs	20,000
	Indirects	104,140
	Subtotal	522,504
	Contingency	79,582
	Total	602,086

1.8

Operating Costs

The operating cost estimates were based on information provided by Placer Dome, AMEC’s experience in Alaska and northern Canada, other AMEC data, and assumptions that AMEC believes are reasonable given the level of study and the project’s position in its development cycle.

The estimates for the three operating areas, mining, process and general and administration (G&A), were developed using different methodologies that are explained below. AMEC believes these estimates are to a scoping study level of accuracy, i.e. ±35%. No contingency was applied.

The life of mine average operating costs by area are shown in Table 1.5.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Table 1.5: Life of Mine Average Operating Costs

$/t Milled
Mining	3.88
Processing	9.37
G&A	4.19
Total	17.44

1.9	Financial Analysis The base case for project analysis was built on the following assumptions:

	•	Capital cost estimates for a 20,000 t/d process plant operation
	•	Operating cost estimates for Mining, Processing, and G&A on the basis of 20,000 t/d throughput, utilizing stockpiling between mine and process plant
	•	$300 gold price
	•	Typical US Federal and Alaskan State taxation
	•	All costs and revenues in unescalated 1st Qtr 2002 U.S. dollars
	•	100% equity financing
	•	99.9% payable gold
	•	$5.00 per oz charge to cover refining, transport and insurance
	•	Third Party Royalty payable to Calista Corporation on the following basis:
		–	The greater of 1.5% NSR or $500,000 for the lesser of the first five years or the payback period
		–	Then the greater of 4.5% NSR or $500,000 for the remaining mine life
•
Working capital estimates based on having two months additional supplies on hand, calculated on 65% of following year’s operating cost, and typical allowances of 10, 30, and 20 days for metal inventory, A/R and A/P respectively.

	•	It has been assumed that for tax purposes, there will be preproduction exploration expenditures totalling approximately $77 million accumulated by the project

Based on the above assumptions, the after-tax DCFROR for the base case is 10.7%, with an undiscounted cash flow of $402.0 million and an NPV of $165 million when discounted at 5%. The project payback for the base case scenario is 5.2 years.

A sensitivity analysis was completed to determine the affects of changes to capital and operating costs and gold price. The resulting sensitivities for the base case DCFROR for that analysis are shown in Table 1.6.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Table 1.6: Sensitivity of After-tax DCFROR (%)

Change from Base	-20	-10	Base	+10	+20
Parameter
Gold price	-1.6	5.5	10.7	15.1	18.8
Capital Costs	15.5	12.9	10.7	8.9	7.3
Operating Costs	15.1	13.1	10.7	8.1	4.8

The project is most sensitive to changes in the gold price followed by changes to the operating costs and then changes to capital costs.

Two specific sensitivity cases were run. The first used a power cost of $0.09 /kWh. This reduced the after tax DCFROR to 7.3% and the NPV to $60.1 million when discounted at 5%. In the second case, the initial capital cost was reduced by the amount of the contingency. This raised the after tax DCFROR to 14.1% and the NPV to $231 million when discounted at 5%.

The cash costs associated with the project calculated on the basis of the Gold Institute standards are shown in Table 1.7.

Table 1.7: Project Cash Costs

	Cash Costs	$/oz
	Direct Property Expense	161.57
	Treatment Charges	5.00
	Cash Operating Cost	166.57
	Royalties	8.77
	Production Taxes	0.15
	Total Cash Cost	175.48

1.10

Target Cases

Two Target Cases were examined to assess the impact of success in continued exploration and metallurgical testwork. AMEC believes the anticipated levels of success are reasonable given the data available. For details on the Target Cases refer to Section 19.14.

Scenario 1 was based on the assumption that the exploration will find 21.5 million tonnes (approximately half of the starter pit at ACMA), grading 4.08 g/t with the same strip ratio as the ACMA starter pit. It was further assumed that this mineralization would be found in a zone remote from either ACMA or Lewis. Metallurgical recoveries were increased for the Lewis deposit.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Scenario 2 was also based on the assumption that approximately 21.5 million tonnes grading 4.08 g/t will be discovered. However, in this case, it was assumed that the resource would be found as an extension of the ACMA deposit, which reduced the strip ratio of this material. The metallurgical improvements were also included. The production forecast for this case was based on commencing production at 8,000 t/d and expanding to 20,000 t/d in Year 4.

The results for these two cases compared to the Base Case are shown in Table 1.8.

Table 1.8: Project Parameters (t, oz, $ x 1,000)

		Base Case	Scenario 1	Scenario 2
Plant throughput (thousands)	t/d	20	20	8 to 20
Mine Life	yrs	14	17	18
Ore	Mt	95.9	117.4	117.5
Initial 5 years average grade	g/t	4.90	5.20	5.29
Grade (life of mine)	g/t	3.78	3.83	3.83
Initial five years average annual gold	oz/yr	1,056,000	1,133,000	743,000
production
Total recovered gold	oz	10,368,000	13,150,000	13,306,000
Initial 5 years gold recovery	%	91.8%	92.9%	93.6%
Gold recovery (life of mine)%		89.0%	90.8%	91.9%
Strip ratio		5.9	5.7	5.0
Cutoff grade	g/t	2.0	2.0	2.0
Initial capital cost (millions)		$522.5	525.0	328.3
15% contingency (millions)		$79.6	80.0	49.8
Total (millions)		$602.1	604.9	378.2
Operating Cost ($/t milled)
Mining	$/t	3.88	3.99	3.98
Processing	$/t	9.37	9.37	9.56
G&A	$/t	4.19	4.19	4.40
Total	$/t	17.44	17.55	17.94
Pre-tax DCFROR	%	15.6	19.5	14.7
After-tax DCFROR	%	10.7	14.3	10.2
NPV (0%)		$401,906	681,105	595,568
NPV (5%)		$164,716	326,237	209,433
NPV (7.5%)		$82,176	208,142	92,346
NPV (10%)		$16,301	116,061	6,443
Payback	yr	5.2	4.7	7.4
Cash operating cost	$/oz	166.57	161.90	164.08
Total cash cost	$/oz	175.48	172.87	177.94
Total production cost	$/oz	241.87	226.00	230.28
Note:	The Scenario 2 expansion case requires an additional $177 million capital expenditure over Years 2 & 3 to expand the mill rate from 8,000 t/d to 20,000 t/d

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

1.11	Conclusions and Recommendations The following conclusions may be drawn from the Preliminary Assessment:

•
The Preliminary Assessment confirms that the Donlin Creek property contains a substantial resource that, with additional exploration and concept development, may be developed into a major gold producer.

	•	The drilling completed by NovaGold and the reinterpretation of the geology of the deposits has improved the value of the project from previous assessments.

	•	The study demonstrated the positive impact of near surface, high grade deposits, such as that outlined at ACMA.

•
While significant metallurgical testwork has been completed, there are a number of opportunities to enhance the operation of the process plant. These include evaluating means of enhancing gold recovery from sediment-hosted mineralization and optimizing the grind size, flotation recovery, leach recovery continuum. In addition, there appears to be some attraction for shipping a concentrate for offsite treatment. Another possibility may be bio-oxidation heap leaching to treat the material below cut-off.

	•	The partnership with Calista provides a number of benefits to the project.

	•	The Preliminary Assessment was based on a series of assumptions and as a result incorporates a number of risks.

•
This Preliminary Assessment includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Thus there is no certainty that the results predicted by the Preliminary Assessment will be realized.

•
The Preliminary Assessment also speculates on the impact of exploration success on the project economics. This speculation is intended to provide direction for future exploration. NovaGold has developed a geological model for the property upon which it is reasonable to anticipate exploration success, but this report is not intended to endorse the certainty of that success.

•
Many of the project concepts, including waste rock disposal and the tailings impoundment facility, mine dewatering, water supply and water treatment, were based on preliminary evaluations and AMEC’s experience on similar projects. Minimal site-specific data are currently available to confirm these concepts.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

•	Additional data must be collected to develop the design concepts for the potential access road route along Crooked Creek and to confirm the costs of its construction.

•
The project economics rely heavily on others providing major infrastructure components, including the power supply and the access road, with no capital cost to the project. AMEC believes that these assumptions are reasonable at this stage of the project development. However, such reliance may have project timing, financing and permitting impacts.

•	The flow of the Kuskokwim River is variable during the summer months. The volume of barging on the river envisioned in this study is significantly greater than current level of transportation.

•
A number of the project concepts may become focus issues during permitting. These include tailings disposal and mine water discharge in an anadromous fish stream, the access road along Crooked Creek, construction of a major industrial facility in the village of Crooked Creek, and the barging of fuel and reagents up the Kuskokwim River. AMEC is unable to substantiate or quantify these impacts at this time.

•
The financial analysis conducted for this Preliminary Assessment was valued at the date of a production decision and does not incorporate sunk costs. These costs include additional exploration to add to and increase the confidence in the mineral resource, geotechnical and water management data collection, metallurgical testwork to confirm and optimize the existing flowsheet, negotiations with others to construct the access road and provide power, permitting, and project financing.

AMEC recommends the following be completed during the next phase of the project development:

•
Exploration should be focused on adding to the high grade, near surface resource and further definition f sediment-hosted mineralization. Most drilling to date targeted only intrusive dyke and sill intercepts. Adjacent favourable sediments must also be drill-tested.

•
Drilling should also target material that is within the ACMA and Lewis pit designs and is currently untested by drilling. If some of this material were converted to ore, the strip ratio would reduce accordingly.

•
Analysis should be completed to determine if the pit slopes could be designed to a steeper angle. The relatively high strip would indicate that steeper slopes would have a beneficial impact on the project economics.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

•
Additional site-specific data must be collected for mine water management, tailings impoundment, potential for mine waste rock to generate acid drainage, site foundations, open pit wall slopes, and the Crooked Creek road route.

•	A multi-phase metallurgical program should be commissioned to evaluate methods to improve gold recovery in the sediment-hosted mineralization and to optimize the flowsheet.

•	The logistics plan using the Kuskokwim River must be confirmed by further study.

•	NovaGold should start to develop a permitting strategy for the project in parallel with the prefeasibility study.

•	NovaGold should continue discussions with other parties to confirm that the required infrastructure will be provided for the project.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

2.0

INTRODUCTION AND TERMS OF REFERENCE

NovaGold Resources Inc. (NovaGold) is developing the Donlin Creek Project in southwest Alaska. At the completion of the 2001 exploration programme, NovaGold engaged MRDI Canada, a Division of AMEC E&C Services Limited (MRDI) and MRDI’s parent company (AMEC) to, respectively, assist in the revision of the property resource estimates and to complete a preliminary assessment of the project based on these new resources.

The resource estimate, which was completed earlier in 2002, was the subject of a February 2002 Technical Report titled “Donlin Creek Project, Alaska” authored by Independent Qualified Person Stephen Juras, Ph.D., P.Geo., an employee of MRDI.

This report documents the results of the Preliminary Assessment and constitutes an independent Qualified Person’s Review and Technical Report. Stephen Hodgson, P.Eng., an employee of AMEC, served as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101 (NI 43-101), Standards of Disclosure for Mineral Projects and in compliance with Form 43-101F1 (the “Technical Report”).

Information and data for the review and report were obtained from NovaGold, the underlying property owner Calista Corporation (Calista) and the previous operator of the project Placer Dome U.S. Inc. (Placer Dome).

The work entailed review of existing resource, metallurgical and cost data, analysis of alternate project development strategies, determination of preliminary open pit limits, and estimating capital and operating costs. This work was completed in sufficient detail to prepare the Technical Report.

Stephen Hodgson, in addition to supervising the preparation of the Technical Report, supervised the study. Stephen Juras visited the Donlin Creek site. Mark Pearson, P.Eng., and William Colquhoun, C.Eng., provided Qualified Person support for the study in the areas of open pit design and process design.

2.1

Terms of Reference

The analysis is based on the mineral resource outlined in two deposits on the property – ACMA and Lewis. Mineralization has been discovered in several other deposits on the property, upon which NovaGold intends to conduct further exploration. The analysis tested the impact of exploration success on the financial results.

This report relies on MRDI’s recently issued Technical Report, and Sections 4 through 15 and Section 17 of that report have been copied here.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

All dollar figures ($) are quoted in United States dollars. Although this project is in the United States, the previous work on the project was completed using the SI system of measurement. This was continued in this report, although equivalent U.S. customary measurements (e.g. miles) are occasionally included with the SI units.

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Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

3.0

DISCLAIMER

This Preliminary Assessment includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the results predicted by the Preliminary Assessment will be realized. The Preliminary Assessment also speculates on the impact of exploration success on the project economics. This speculation is intended to provide direction for future exploration. NovaGold has developed a geological model for the property upon which it is reasonable to anticipate exploration success, but this report is not intended to endorse the certainty of that success.

This report references and incorporates several sections from a Technical Report entitled “Donlin Creek Project, Alaska”, dated February 2002, that was prepared by Stephen Juras, Ph.D., P.Geo. of MRDI for NovaGold.

AMEC also relied on a number of reports, including analyses of tailings disposal, metallurgy, and infrastructure, prepared for Placer Dome during their evaluation of the project. A draft report entitled “Calista Region Energy Needs Study - Phase I,” Nuvista Light and Power Inc., December 2001, prepared for Calista formed the basis of the electrical power estimates for the study. These reports are listed in the References, Section 21.

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Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

4.0

PROPERTY DESCRIPTION AND LOCATION

Donlin Creek is located in southwest Alaska, approximately 70 km (44 mi) northeast of Aniak, a regional hub (see Figure 4.1). The property consists of 109 km2 (42 mi2, 10,900 ha) of privately owned Native land. Calista Corporation, a regional Native corporation (Calista), owns the subsurface rights, and The Kuskokwim Corporation, a village corporation (TKC), owns the surface rights. The resource areas are within T. 23 N., R. 49. W. (see Figure 4.2), Seward Meridian, Kuskokwim Recording District, Crook Creek Mining District, Iditarod A-5 USGS 1:63,360 topography map. These areas consist of the ACMA and 400 Zone prospects (grouped as ACMA) and the Lewis, South Lewis, Vortex, Rochelieu and Queen prospects (grouped as Lewis) (see Figure 4.3).

4.1

Mineral Tenure

The land status of the Donlin Creek area is shown in Figure 4.2. TKC and Calista received patent to the 12(a) surface and subsurface estate, respectively, at Donlin Creek and Crooked Creek, shown in yellow in Figure 4.2. They also have 12(a) and 12(b) selections in the areas shown in yellow with a dashed blue border; these have been prioritized for conveyance pending completion of surveys and easement identification. TKC and Calista have committed to taking conveyance of all their selections in the Crooked Creek withdrawal area, which includes Donlin Creek.

Most of the rights (surface and subsurface) are governed by conditions defined by the Alaska Native Claims Settlement Act (ANCSA). Section 12(a) of ANCSA entitled each village corporation to select surface estate land from an area proximal to the village in an amount established by its population size. Calista receives conveyance of the subsurface when the surface estate in those lands is conveyed to the village corporation. Section 12(b) of ANCSA allocated a smaller entitlement to the regional corporations with the requirement they reallocate it to their villages as they choose. Calista receives subsurface estate when its villages receive 12(b) lands. Calista reallocated its 12(b) entitlement ni 1999 according to a formula based on original village corporation enrolments.

ANCSA Subsection 14(h)(8) allows regional corporations to select federal lands for conveyance to fee simple land, both surface and subsurface estate. Lands selected and conveyed under this section of the Act are called 14(h)(8) lands.

The in-lieu lands are selections at this time. These are subsurface selections Calista made in lieu of the subsurface estate it was prohibited from owning when villages were conveyed land within the wildlife refuges that predated ANCSA.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Figure 4.1: Location Map

50mi
100 km
Ophir
Medfra
Nikolai
Takotna
McGrath
Grayling
Shageluk
Anvik
Fish Village
Iditarod
Flat
Paradise
Yukon River
Holy Cross
Railroad City
Saint Marys
Donlin
Stuyahak
Project area
Marshall
Kenapak
Crooked Creek
Russian Mission
Stony River
Aniak
Kalskag
Lower Kalskag
Chuathbaluk
Lime Village
Tuluksak
Akiachak
Bethel
Napaskiak
Kuskokwim River
Eek

Project No.: L468A
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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Project No.: L468B	Page 4-3

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Figure 4.3: Prospect Location Map

0
0.4
0.8
miles
0
0.5
1
kilometers
N
Dome Ck.
Quartz G.
Dome
Quartz
Snow Gulch
Snow
Queen Gulch
Lewis model area
Lewis Gulch
Queen
Resource area blowup
400 Zone
Rochelieu
Vortex
Lewis
Far East
S.Lewis
ACMA
American Ck.
ACMA model area
camp
2001 core
Pre-2001 core
RVC
P.St.George 12/01

Project No.: L468B	Page 4-4

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

The allotments are private land transferred directly to individual Alaska Native applicants from the federal government, based on use and occupancy. The Native Allotment Act of 1906 pre-dated and was extinguished by ANCSA, and allottees have priority over ANCSA selections. There are no Native allotments on Crooked Creek beyond the local village area or in the Donlin Creek area.

None of the state land has been Tentatively Approved or patented to the state. The state made all its selections in this area after 1991, and the land remains under the ownership and administration of the BLM until future conveyance.

4.2

Permits and Agreements

Placer Dome (Placer Dome U.S. Inc.) acquired a 20-year lease from Calista effective May 1, 1995. Annual property payments are $200,000 through the end of the lease. Annual work commitments are $1,000,000, but excess expenditures are carried forward. Calista holds a retained net royalty of 1.5% until payback of capital, increasing to 4.5% thereafter. NovaGold has entered into an agreement with Placer Dome to earn a 70% interest in the project by expending $10 million on exploration and development within ten years. Once the financial commitment has been fulfilled, Placer Dome has 90 days to decide on one of three options: a) to remain at 30% interest and participate as a minority partner; b) to convert to a 5% Net Profits Interest (NPI); or c) to exercise a back-in right to re-acquire a majority interest in the project (70%) by expending three times the amount expended by NovaGold at the time the back-in is exercised; conducting a feasibility study; and making a decision to mine at a production rate of not less than 600,000 ounces of gold per year within a five-year period from the exercise back-in. For the third option, NovaGold would contribute its share of costs after Placer Dome has expended three times NovaGold’s initial earn-in expenditure. The agreement allows NovaGold the option to borrow development funds from Placer Dome if necessary to maintain its 30% interest if Placer Dome exercises its back-in option. Calista also has a back-in provision in the project where it may acquire 5% to 15% interest in the deposit by providing its share of accrued capital costs.

Placer Dome has implemented all of the necessary permits for exploration and camp facilities. These permits are active at the Alaska Department of Natural Resources (hard rock exploration, temporary water use), the Corp of Engineers (individual 404 and nationwide 26,), Alaska State Department of Conservation (wastewater, drinking water, food handling), the Alaska Department of Fish and Game (title 16 – fish), the Environmental Protection Agency (NPDES) and the Federal Aviation Administration (airport). NovaGold has maintained and abided by the stipulations of these permits.

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Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

5.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Donlin Creek property is located in southwest Alaska, approximately 19 km (12 mi) north of the village of Crooked Creek on the Kuskokwim River (see Figure 4.1). The Kuskokwim River is a regional transportation route and is serviced by commercial barge lines. A 25 km (15 mi) long winter road, designated as an Alaska State Highway route and transportation corridor, accesses the property from the barge site at the town of Crooked Creek (Figure 4.2). The project has an all-season camp with facilities to house up to 75 people and an adjacent 1,500 m (5,000 ft) long airstrip capable of handling aircraft as large as C-130 Hercules (19,050 kg or 42,000 lb capacity), allowing efficient shipment of personnel, large equipment and supplies. The project is directly serviced by commercial air services out of both Anchorage, 450 km (280 mi) to the east, and Aniak, 70 km (44 mi) to the west.

The project area is one of low topographic relief on the western flank of the Kuskokwim Mountains. Elevations range from 150 m to 640 m (500 ft to 2,100 ft). Ridges are well rounded and easily accessible by all-terrain vehicle. Hillsides are forested with black spruce, tamarack, alder, birch and larch. Soft muskeg and discontinuous permafrost are common in poorly drained areas at lower elevations.

The area has a relatively dry interior continental climate with typically about 400 mm total annual precipitation. Summer temperatures are relatively warm and may reach nearly 30°C (83°F). Minimum temperatures may fall to well below -20°C (0°F) during the cold winter months.

The project is currently isolated from power and other public infrastructure. Sufficient space is available to site the various facilities, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources.

Project No.: L468B	Page 5-1

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

6.0

HISTORY

Previous operators have undertaken significant work on the property. Table 6.1 summarizes the work history at Donlin Creek. It is interesting to note that no placer gold mining has been done in American Creek, the stream draining the Lewis and ACMA area. The micron-sized gold found in these lode deposits is probably not conducive to placer concentration. The lode deposits in the Dome area (Figure 4.3) contain free coarse gold and economic placer deposits have been developed downstream.

Table 6.1: Work History Summary

Year	Company	Work Performed	Results
1909 to 1956	Various	Gold discovered on Donlin Creek in	Total placer gold production of
	prospectors and	1909. Placer mining by hand,	approximately 30,000 oz.
	placer miners	underground and hydraulic
methods.
1970s to	Robert Lyman	Resumed sluice mining in Donlin	First year of mining Snow Gulch was the
1996	and heirs	area and placer mined Snow	best ever; 800 oz Au recovered.
Gulch.
1974, 1975	Resource	Regional mineral potential	Soil, rock and vein samples have
	Associates of	evaluation for Calista Corporation.	anomalous gold values. Trench rock
	Alaska (RAA)	Soil grid and 3 bulldozer trenches	sample results range from 2 ppm Au to
		dug in Snow area.	20 ppm Au.
1984 to 1987	Calista	Minor work. Various mining
	Corporation	company geologists visit property.
1986	Lyman	Drilling finds abundant gray,	Initial discovery of Far Side (Carolyn)
	Resources	sulphide-rich clay near Quartz	prospect.
Gulch.
1987	Calista	Rock sampling of ridge tops and	Anomalous gold values from auger
	Corporation	auger drill sampling of Far Side	holes; best result = 9.7 ppm Au.
prospect.
1988, 1989	Western Gold	Airborne geophysics, geologic	Initial work identified eight prospects
$2.6M	Exploration and	mapping and soil sampling over	with encouraging geology ± Au values
	Mining Co.	most of project area. Total of	(Snow, Dome, Quartz, Carolyn, Queen,
	(WestGold)	13,525 m of D-9 Cat trenching at all	Upper Lewis, Lower Lewis and
		prospects. Over 15,000 soil, rock	Rochelieu). Drilling at most of these
		chip and auger samples collected.	prospects led to identification of the
		947 m of AX core drilling, 404 m	Lewis areas as having the best bulk-
		(239 holes) of auger drilling and	mineable potential. Calculated gold
		10,423 m of RC drilling (125 holes).	resource of 3 M tons at average grade of
		First metallurgical tests and	2.50 ppm (218,908 oz) at 1 ppm cutoff.
		petrographic work.	WestGold dissolved by early 1990.

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Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Year	Company	Work Performed	Results

1993$0.3 M	Teck Exploration	1,400 m of D-9 Cat trenching and	Identified new mineralized areas and
	Ltd.	two 500 m soil lines in Lewis area.	expanded property resource estimate to
		Petrographic, fluid inclusion and	3.9 M t at average grade of 3.15 g/t Au
		metallurgical work.	(393,000 oz Au).

1995 to 2000	Placer Dome	87,383 m of core, 11,909 m of RC	Discovery of American Creek Magnetic
$31.7 M	U.S. Inc.	drilling and 8,493 m of trenching.	Anomaly (ACMA) when testing an
		Environmental work.	aeromag anomaly. Numerous mineral
resource calculations.

The Placer Dome information is by far the largest data set and is described in more detail, by field season, below.

6.1	1996 Work Major activities included:

	•	building a 75-person Weatherhaven tent camp
	•	constructing a 1,500 m (5,000 ft) airstrip on American Ridge
	•	constructing more than 4 km (2.5 mi) of new road between camp and mineral prospects
	•	drilling a total of 34,995 m (144 holes, both core and RC)
	•	assaying more than 21,000 drill, rock and soil samples
	•	excavating more than 2,500 m of trenches for sampling and mapping purposes in southeast Lewis area.

Most core drilling was on Lewis and Queen ridges, but eight core holes were drilled on the Dome, Far Side (formerly Carolyn) and Snow prospects. Seven RC drill holes were located at the southern end of an aeromagnetic anomaly southwest and west of Lewis Ridge. Four water wells were drilled for camp and drilling purposes.

Metallurgical studies were conducted on both sedimentary- and igneous-hosted ore from the Lewis area.

6.2

1997 Work

The goal of the 1997 exploration program was to develop a structural/geologic model of the Lewis/Queen area that would assist in determining mineralization controls. The following tasks were completed during 1997:

	•	8,129 m of RC drilling in 52 holes concentrated in wetlands and environmentally sensitive areas
	•	15,771 m of HQ core drilled in 67 holes across the property

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Preliminary Assessment - Donlin Creek Project, Alaska

	•	4,222 m of trenches excavated and a detailed geologic and mineralization map completed in the Lewis area
	•	air-photos taken of the Donlin Creek project area
	•	25 line km of max-min (EM) geophysical survey completed in the ACMA, 400 and southern Lewis areas
	•	1,800 line km of aeromagnetic survey completed at 50 m line spacing and 50 m elevation over the property
	•	more than 600 soil samples collected in the ACMA and 400 areas
	•	2,100 m of 1996 and 1997 trenches reclaimed in the Lewis area
	•	continuation of baseline environmental studies.

6.3	1998 Work The main tasks completed in 1998 include:

	•	24,131 m of HQ core drilled in 96 holes, mainly in the Lewis, Queen and ACMA areas (ACMA discovered when testing a magnetic anomaly)
	•	1,904 m of trenching and mapping in the Lewis/Vortex areas and 150 m of trenching and mapping in the ACMA area (includes re-trenching and re-mapping of older trenches)
	•	air-photos taken of the Donlin Creek project area from the airstrip to Dome at 1:20,000 scale
	•	geological reconnaissance within the Donlin Creek property boundary
	•	ongoing reclamation of trenches throughout the property
	•	continuation of baseline environmental studies.

6.4

1999 Work

Two programs were completed during 1999: an exploration drilling program focused in the ACMA/400 area, and a property-wide exploration program to locate other higher-grade prospects. A total of $4.0 million was spent on exploration and camp operations in 1999. Results of this expenditure were:

	•	9,189 total m of core drilled in 33 holes
	•	646 soil samples and 92 rock samples collected
	•	17.7 km of IP and resistivity lines completed
	•	2,237 m of trenching and mapping (Dome, Queen, Far Side and Vortex)
	•	property-wide 1:10,000 geological mapping
	•	ongoing reclamation of trenches throughout the property (900 m reclaimed in 1999)
	•	continued baseline environmental studies.

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Preliminary Assessment - Donlin Creek Project, Alaska

6.5

2000 Work

Work during 2000 included an IP/resistivity survey and a drill program to test IP/resistivity anomalies coincident with soil geochemistry anomalies generated in the Dome-Quartz area. A total of $1.5 million was spent on exploration and camp operations. Results included:

	•	41.6 km of IP/resistivity lines
	•	1,403 m of core drilled in 7 holes from the Dome and Quartz areas
	•	completion of a supplemental resource economic study
	•	continued baseline environmental studies.

6.6

Historical Metallurgy

WestGold tested the metallurgy on composite samples from the Lower Lewis, Carolyn (Far Side) and Snow prospects. Gold recoveries from 24-hour bottle-roll tests were Lower Lewis 4%, Carolyn 1.7%, Snow 81.2% and Snow (1988) 91%. Four chip samples were collected by Teck Exploration Ltd. from archived RC drill cuttings and submitted for metallurgical testing in 1993. Earlier results were confirmed, with low recovery by direct cyanidation in the Upper and Lower Lewis areas. Results also confirmed that samples from the Snow area were more amenable to direct cyanide leach (83% to 85.7% Au recovery). Further testing has confirmed that pressure oxidation is a potentially successful technique for liberating the gold.

Metallurgical testwork completed by Placer Dome Project Development Division on the Donlin Creek Deposit included bench-scale grinding, flotation, pressure oxidation and carbon-in-leach (CIL) cyanidation testwork on both intrusive and sedimentary Donlin Creek ores. The metallurgical testwork was conducted on 29 composites prepared from more than 200 drill intervals. Each composite represented ore grade intercepts. Results from metallurgical testwork and mineralogical examination demonstrated that 95% to 98% of the gold is contained in the finer-grained arsenopyrite within the Donlin Creek ores. Gold recoveries in excess of 90% were achievable from both intrusive and sedimentary ores by sulphide flotation concentration followed by oxidation (pressure oxidation or bio-oxidation) of the concentrate and CIL cyanidation for gold recovery. Bio-oxidation/CIL cyanidation gold recoveries of 90% to 94% were achieved with only 25% total oxidation of sulphide-grade (1.5 g/t Au to 3.5 g/t Au) in-pit ores.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

7.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

The Donlin Creek property is located in southwest Alaska, approximately 19 km (12 mi) north of the village of Crooked Creek on the Kuskokwim River (see Figure 4.1). The Kuskokwim River is a regional transportation route and is serviced by commercial barge lines. A 25 km (15 mi) long winter road, designated as an Alaska State Highway route and transportation corridor, accesses the property from the barge site at the town of Crooked Creek (Figure 4.2). The project has an all-season camp with facilities to house up to 75 people and an adjacent 1,500 m (5,000 ft) long airstrip capable of handling aircraft as large as C-130 Hercules (19,050 kg or 42,000 lb capacity), allowing efficient shipment of personnel, large equipment and supplies. The project is directly serviced by commercial air services out of both Anchorage, 450 km (280 mi) to the east, and Aniak, 70 km (44 mi) to the west.

The project area is one of low topographic relief on the western flank of the Kuskokwim Mountains. Elevations range from 150 m to 640 m (500 ft to 2,100 ft). Ridges are well rounded and easily accessible by all-terrain vehicle. Hillsides are forested with black spruce, tamarack, alder, birch and larch. Soft muskeg and discontinuous permafrost are common in poorly drained areas at lower elevations.

The area has a relatively dry interior continental climate with typically about 400 mm total annual precipitation. Summer temperatures are relatively warm and may reach nearly 30°C (83°F). Minimum temperatures may fall to well below -20°C (0°F) during the cold winter months.

The project is currently isolated from power and other public infrastructure. Sufficient space is available to site the various facilities, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

8.0

DEPOSIT TYPES

Two separate gold-rich systems are recognized along the Donlin Creek trend. One is an early, high-temperature porphyry style at the Dome prospect that contain free Au with trace Ag, Cu, Zn, Bi, Te and Se. A later and lower-temperature, low-sulfidation magmatic-hydrothermal system was responsible for most of the identified mineralization on the Donlin Creek trend. It is seen in the Lewis, ACMA and Snow areas. This main mineralizing system contains Au within arsenopyrite and has an Au-As-Sb-Hg geochemical signature. Mineralization is best developed in intrusive rocks, lesser so in sediments (and then mainly greywacke). It should be noted, however, that nearly all the drilling to date has targeted the intrusives. It is present as both disseminated zones and quartz, carbonate and sulphide (pyrite, arsenopyrite and stibnite) vein and veinlet networks. Native arsenic and realgar are also commonly observed. The bulk of the gold occurs in the lattice structure of arsenopyrite.

Alteration from the main Donlin Creek mineralizing system includes large zones of illite-quartz-pyrite alteration found largely within intrusive rocks surrounding mineralized zones. Typically both matrix and feldspar phenocrysts are strongly altered to illite, but kaolinite and illite+kaolinite also occur. This grades outward into relatively weakly altered intrusive with interlayered chlorite/smectite and minor kaolinite, and illite and carbonate alteration. Fluid inclusion studies indicate filling temperatures for these samples at 150°C to 220°C.

Project No.: L468B	Page 8-1

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

9.0

MINERALIZATION

Gold mineralization at Donlin Creek is lithologically and structurally controlled. Disseminated mineralization occurs in rhyodacite dikes. Structurally controlled mineralization is along NNE-trending extensional fracture zones and is developed best where these zones intersect competent lithologies such as felsic dykes and sills, or massive greywacke. Quartz-carbonate-sulphide (pyrite, stibnite and arsenopyrite) veins are the primary mineralized features, but gold mineralization also occurs in thin, discontinuous veinlets and fracture fillings. Veinlets seldom exceed 1 cm in diameter, and most fracture fills are just thin sulphide coats on fracture surfaces. Gold is sometimes associated with realgar/orpiment as late-stage fracture filling in sediments and intrusive rocks and disseminated in intrusive rocks.

Ore and related minerals include pyrite, marcasite, arsenopyrite, stibnite, realgar, orpiment and limonite, with lesser amounts of native arsenic, native gold, cinnabar, covellite, chalcopyrite, galena, pyrrhotite, malachite, sphalerite, scorodite, stibiconite?, kermesite? and hematite. Trace amounts of enargite were seen in thin section enclosed in an arsenopyrite grain, and trace amounts of fine-grained gersdorffite were observed in mafic dykes.

Pyrite is common and appears to be the earliest sulphide phase. It is ubiquitous in the rhyodacite phases and occurs as disseminated grains and microfracture fillings. Disseminated pyrite in the sedimentary rocks occurs as fine to coarse grains (up to 5 mm across) preferentially concentrated near dyke/sill contacts. Relative abundance of pyrite is not an indicator of gold grade.

Arsenopyrite is deposited later than pyrite, commonly replacing the pyrite. Arsenopyrite occurs as fine to very fine grains that are disseminated in intrusive rocks and occur as fracture/vein fillings. Fine-grained arsenopyrite is generally difficult to distinguish from ubiquitous disseminated graphite, causing visual estimates made on drill core to vary widely.

Native arsenic occurs as dark grey, granular massive to reniform grains commonly associated with stibnite in dolomite veinlets. Stibnite commonly occurs as disseminated grains and masses within carbonate veins, and occasionally as interlocking needles up to 2 mm x 2 cm to 3 cm in open spaces within quartz-carbonate veins and on fracture surfaces.

Gold seen in polished thin sections occurs as 1 µm to 3 µm blebs with no clear paragenetic relationship to other minerals. Metallurgical tests indicate that 95% to 98% of the gold in the Lewis area is contained in arsenopyrite, and that fine-grained arsenopyrite (<20 µm diameter) contains 5 to 10 times more gold than coarse-grained arsenopyrite.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Alteration patterns associated with the Donlin Creek mineralization are not complex. All intrusive units are altered and fresh rocks are uncommon. Sericite dominant alteration (sericite+illite+kaolinite+carbonates+pyrite) is pervasive but varies in intensity. Most sericite is a whitish colour, but some plagioclase phenocrysts are replaced by light-green sericite, especially in weakly altered intrusive rocks. Illite and sericite have been identified by XRD. Pervasive carbonate alteration (mostly dolomitic composition) appears to be a separate alteration event that overprints sericite alteration. Silicification is not a significant event at Donlin Creek. Argillic/clay alteration is not present, but minor clay can be associated with the sericite alteration assemblage and within fault zones. Carbonate alteration is found in the mafic dykes where it can replace almost the entire rock.

Very fine-grained graphite frequently occurs in all igneous units. The graphite is thought to be an alteration product, but it is not clear whether it is a separate alteration event or part of the sericite and carbonate alteration events. Graphite is common and occurs in open spaces or high porosity areas, often with coarse sericite or as fine, isolated shred-like fragments and grains.

Distinctions between grey and blue porphyry have been recognized as an alteration effect and not a primary igneous feature. The blue colour, when present, is stronger near faults and rhyodacite/sedimentary rock contacts. In several instances, the blue/grey boundary cuts feldspar phenocrysts and clearly relates to later alteration and/or mineralization events. The blue colour most likely is due to extremely fine, disseminated graphite in the rhyodacite matrix, or possibly finely disseminated sulphides.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

10.0

EXPLORATION

NovaGold’s exploration work in 2001 consisted of diamond core drilling (7,403 m) and minor trenching (822 m) (see Figure 10.1). Drilling was concentrated in the ACMA/400 area and had two purposes: to in-fill known mineralized areas, focusing on higher-grade zones, and to extend known mineralized zones. The in-fill drilling was targeted to better understand the controls on mineralization and the geology (see Figures 7.3 to 7.5). This information was used to help locate the step-out drilling. Hole locations were based on a 25 m x 25 m drill grid and were inclined approximately at 50° in an attempt to intersect mineralization at as near perpendicular as possible.

NovaGold also re-examined existing geophysical data and soil geochemical data. These data were gathered during Placer Dome’s five-year period of exploration in the project area. Soil geochemistry had proved to be a useful tool in this area. Figures 10.2 and 10.3 show a contoured representation of the data over the mineral resource area and the property as a whole. The anomalies served as a guide for past and current drill and trench programs, but more remain to be evaluated.

NovaGold geologists also re-mapped existing trenches over the Lewis and ACMA areas and re-logged previously drilled core.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Figure 10.1: Resource Area

0
0.2
0.4
miles
0
0.3
0.6
kilometers
N
400 Zone
Rochelieu
Vortex
Lewis
S.Lewis
2001 core
Pre-2001 core
RVC
ACMA model area
Lewis model area
P.St.George 1/02

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

0
0.2
0.4
miles
0
0.3
0.6
kilometers
Rochelieu
400 Zone
Vortex
Lewis
S. Lewis
ACMA model area
Lewis model area
P.St.George 1/02

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

0
0.4
0.8
miles
0
0.5
1
kilometers
Resource area blowup
ACMA model area
Lewis model area
P.St.George 12/01

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

11.0	DRILLING

11.1

2001 Drilling

NovaGold carried out diamond drilling in the ACMA/400 Zone area of the Donlin Creek project in 2001. Drilling totals 7,403 m in 42 drill holes. The holes generally range in length from 64 m to 404 m, averaging 176 m. The locations of the 2001 drill holes are shown in Figures 4.3 and 10.1.

Drilling was done by wireline method using H-size equipment (HQ). Two drill rigs were used, with one set up to retrieve oriented core for structural measurements. MRDI observed the operation of the oriented core drill rig during the site visit. Drilling was well supervised, the site was clean and safe, and work was efficiently done. Upon completion, the collar and anchor rods were trimmed to about 0.5 m above ground and capped.

Drill hole collars were located respective to a property grid. Proposed hole collars and completed collars were surveyed by triangulation using a Topcon GTS-211D total station and with a triple-prisms rod. Survey stations available were those established by Placer Dome. Coordinates were given in the UTM coordinate system. MRDI checked three randomly chosen drill collars with a GPS unit. The results returned the recorded surveyed collar coordinates (within the ±4 m accuracy of the unit).

Most holes were drilled at a declination of between 50° and 70°; three holes were drilled vertically. Down-hole surveys were taken about every 45 m using a single-shot Sperry Sun instrument.

Standard logging and sampling conventions are used to capture information from the drill core. The core is logged in detail directly into a laptop computer (data downloaded into the main Donlin Creek MS Access database daily). Four sets of data are captured in separate tables: Lithology, Mineral, Structural and Geotechnical. Any remarks are captured in a fifth table. Lithology is documented by a 2 to 4 letter alpha code (Table 11.1). The Mineral table captures visual percent veining (by type) and sulphide (pyrite, arsenopyrite, stibnite and realgar). Structural data consist of type of structure, measurements relative to core axis and oriented core measurement. The Geotechnical table records percent Recovery and RQD for the entire hole, and fracture intensity where warranted. The protocols and coding are similar to those used by Placer Dome during its campaigns.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Table 11.1: Standard Lithologic Units, Donlin Creek Project

Code	Number	Unit
OB, OVB	0	Overburden
FTZ	1	Fault Zone
RD	10	Rhyodacite
RDX	11	Rhyodacite crystalline
RDXB	12	Blue Porphyry
RDA	13	Rhyodacite aphanitic
RDF	14	Rhyodacite fine grained
RDXL	15	Rhyodacite with long phenocysts
RHY	20	Rhyolite
BRH	21	Blue Rhyolite
GRH	22	Grey Rhyolite
IBX	30	Intrusive Breccia
QLT	31	Quartz Latite Porphyry
MZD	32	Monzodiorite
QM	33	Quartz Monzodiorite
GDR	34	Granodiorite
MD	40	Mafic Dyke
HFL	50	Hornfels
BHF	51	Biotite Hornfels
CHF	52	Calc-silicate Hornfels
CHT	55	Chert
SED	60	Sediment
SH, SHL	61, 62	Shale
SLT	63	Siltstone
ARG, ARH	64, 65	Argillite
GWK	66	Greywacke
CGL	67	Conglomerate
GRN	98	Ground Core
NS	99	No sample

During the 2001 campaign, MRDI reviewed core logging and sampling procedures at site. Drill core was found to be well handled and maintained. Storage was as stacked pallets in an organized “core farm.” Data collection was competently done and found to be consistent from hole to hole and between different loggers. Core recovery in the intrusive units was excellent, usually mid 90’s to 100%. Recovery in the shale dominant sediments was more variable, ranging from 80’s to high 90’s. The very good to excellent recovery was observed in the mineralized intrusive sections checked by MRDI. Overall, the 2001 drill program and data capture were conducted in a competent manner.

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Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

11.2

Pre-2001 Drilling

Most of the data for the Donlin Creek project is represented by drill holes drilled prior to 2001. The drilling was done by Placer Dome from 1995 to 2000 (see Section 6). The ACMA resource area contains 91 pre-2001 drill holes, comprising 77 core holes (19,822 m, average length 257 m) and 14 RC holes (1,676 m, average length 120 m). The RC holes were drilled throughout the general area, with only 5 in the mineralized trend and none in the main ACMA deposit. The Lewis resource area is defined by 331 pre-2001 drill holes, comprising 239 core holes (60,054 m, average length 251 m) and 92 RC holes (10,113 m, average length 109 m). The RC hole coverage is concentrated over two deposits: Lewis proper or North Lewis (40 holes) and Queen (21). Also, no RC hole penetrated below 200 m elevation in any of the five deposits that make up the Lewis resource region.

MRDI examined the RC data and their use in the resource modelling process. The ACMA holes essentially were too few to have any substantial impact in the ACMA resource estimate. Those that were in the mineralized area were supported in terms of geology and gold grades by nearby core holes. As such, there was no apparent reason why the information should not be included.

The Lewis RC holes are more prevalent and will potentially have an impact on the Lewis resource estimate. Placer Dome re-drilled many of the areas covered by RC holes with core holes. Visual inspection showed that in almost all cases, the RC and core geology and the relative intensity of gold mineralization supported each other. In places, the holes were close enough to examine for RC versus core bias. However, this test has to be implemented with caution because of the structural control of the mineralization (most of the mineralization follows steeply dipping structural zones). Ideally, this comparison should be made with the use of a structural model. Of the few sets of RC-core pairs that seemed usable, the results were mixed: some pairs showed no bias, others gave an apparent RC higher-grade bias and still others (slight majority) gave an apparent core higher-grade bias. Another cautionary note is that in re-drilling the RC grid, some of the holes may be examples of selection bias (where the apparent twinning of a high-grade zone will yield lower values and vice versa). As a consequence of this review, no obvious reason was seen to reject the RC data for use in the Lewis resource estimate.

MRDI observed during the geological and resource modelling process that drill hole sampling in the highest-grade ACMA and Lewis gold zones is by core holes only. Also, MRDI confirmed that core data solely outlined any deep gold mineralization that could potentially define ultimate open pit bottom areas.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

12.0

SAMPLING METHOD AND APPROACH

The sampling protocol for the 2001 NovaGold program began with samples being outlined by the logging geologist. The entire hole was sampled, and the samples were usually marked at 2 m spacing. Sample intervals were broken at changes in lithologic units. This approach is sound and appropriate for this style of gold mineralization.

The core was then digitally photographed and sawn in half by diamond saw. Attention was paid to core orientation. One half was returned to the core box for storage at site and the other bagged for sample processing. The samples were processed at an on-site facility at the Donlin Creek campsite.

The procedure, witnessed by MRDI during its site visit, entailed the following steps:

1.	The entire sample (in its reject rice bag) is dried in an oven heated to 85°C to 90°C for 12 hours.

2.	Sample is put into trays for processing through a jaw crusher. Sample tag stays with the sample.

3.
Sample is put through the jaw crusher (takes about 4 to 5 minutes to crush a 2 m sample) where the end product passes 80% minus 10 mesh (2 mm). (Intrusive samples were observed to generate a high proportion of fines in just one pass.)

4.
Sample is then passed through a riffle splitter 4 to 6 times to obtain a suitably amount of sample (150 g to 300 g, usually in the low 200’s). The final fraction is put into a pulp bag and marked, and the remainder is put back into the original reject bag.

5.
Control samples are inserted at this stage. The control samples consist of Standard Reference Material (SRM), a blank and a duplicate for each batch of samples (20 to 25 samples per batch). The SRM is already processed to a pulp and is inserted as ~150 g amounts. The blank is prepared by processing a sample from a bin of gravel-size crushed rock by passing it through the jaw crusher and riffle-splitting to ~200 g. When a duplicate is required, the sample is passed through the riffle splitter once, and each half is split again to obtain a ~200 g sample.

The sample process lab is kept very clean and orderly, and all equipment appeared to be well maintained.

The samples were then sent to Bondar-Clegg’s laboratory in North Vancouver, B.C., for pulverization and gold analysis.

The sample protocol described above was one that Placer Dome established and used to process the samples collected during its campaigns.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

13.0

SAMPLE PREPARATION, ANALYSES AND SECURITY

Two sets of similar protocols were used for the samples that formed the basis of the Lewis and ACMA mineral resource models. Most of the samples from Placer Dome’s work were processed in Placer Dome’s own laboratory. NovaGold’s samples were processed by Bondar Clegg, a commercial laboratory. However, the results can be evaluated together because the Standard Reference Material (SRM), the blank material and the duplicate protocol were the same.

The samples for the NovaGold 2001 work were pulverized into a pulp (to better than 90% minus 150 mesh, or 100 µm) and analyzed by a 1-assay ton method, wherein a 29.17 g sub-sample was taken from the pulp sample, fire assayed and analyzed using an atomic absorption spectroscopy (AAS) finish. Samples that assayed 10 g/t Au or more were re-assayed by a gravimetric technique.

The protocol for samples from the Placer Dome programs was very similar. A 25 g sub-sample was taken from the pulp, fire assayed and analyzed using an AAS finish. Samples that assayed 3 g/t Au or more were re-assayed by fire assay pre-concentration with a gravimetric finish.

Rigorous quality assurance programs were in place for virtually all the samples to be used in the ACMA and Lewis mineral resource estimate. Placer Dome created four in-house control standard reference materials or standards. Two were used consistently throughout Placer Dome and NovaGold’s work: Geological Gold Standard C and Geological Gold Standard D. These standards were made according to an accepted methodology of homogenization and round-robin assaying. The certification process was supervised by Placer Dome’s assay team. One or both standards were inserted in all batches, depending on the range of expected values. Graphs showing the performance of the standard analyses over the Placer Dome and NovaGold work campaigns are provided in Figures 13.1 and 13.2.

The performance of both standards was within acceptable limits and demonstrated that overall the assay process was in control for the work done. The charts, however, indicate that performance of both standards did suffer somewhat in the most recent (2001) batches. Figure 13.3 shows the performance of the standards from the 2001 work. Coincident results below the lower 95% confidence limit for both standards occur for four to five batches in the middle of the program and over the last two batches of the completed work. These deviations outside the acceptance range of values for both standards could indicate a lower-grade bias in samples represented by those batches. During the quality control phase of a program, these results would

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Figure 13.1: Donlin Creek, Standard "C" Results (1996 to 2001)

Figure 13.2: Donlin Creek, Standard "D" Results (1996 to 2001)

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Figure 13.3: 2001 Control Standard Results, Donlin Creek

have triggered a request to the main laboratory to see if there was any readily apparent reason for the deviation. If no reason could be given, then a request to re-assay the suspect batches (including the control samples) should have been made. The risk associated with samples from these 2001 batches would likely be minimal. The potential low bias would affect areas around a cut-off grade threshold and if confirmed would mean that the estimate of material above a cut-off value in the ACMA model may be slightly conservative locally.

The duplicate samples taken for the Donlin Creek programs represent field or coarse reject duplicate samples and are used to evaluate the sample preparation and the analytical precision. Figure 13.4 shows the results in a relative difference versus relative mean grade chart. The scatter about 0% relative difference is symmetric, suggesting no bias in the assay process. Figures 13.5 to 13.7 display the same data in relative difference versus percentile rank charts. Results show that performance is 90% within ±20% for values greater than 0.15 g/t Au. As such, MRDI considers the duplicate program to have performed well and to indicate good reproducibility of the gold values.

The duplicate data were evaluated for relative precision using the Thompson-Howarth calculation method. Results are presented in Figure 13.8. The relative precision is

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

10% or better for gold grades above 0.7 g/t Au. The range of probable cut-off grades lies well into the flat (nearly horizontal) part of the precision versus grade curve.

Blanks were used to check for the presence of contamination in both sample preparation and assaying. Placer Dome had collected a large container of crushed unmineralized diorite-like material for use as the blank material. Results are shown in Figure 13.9. Almost all values (99%) lie below 0.10 g/t Au and average of 0.013 g/t Au. MRDI examined several of the values that were higher than 0.10 g/t Au by checking their relevant assay certificates. Almost all values examined could be explained by sample switching (e.g., instruction sheet said to “put blank in front of sample x” but it was put behind and not noted in the instruction sheet). The obvious ones should be noted and corrected in the database. Nonetheless, the blank sample program worked well and demonstrates negligible contamination in the assay process.

Figure 13.4: Donlin Creek, Relative Difference Chart – All Duplicate Data (1996 to 2001)

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Figure 13.5: Donlin Creek All Zones, Coarse Reject Duplicates – Gold (g/t) - 924 Duplicates - 0.15 g/t Lower Cut

Figure 13.6: Donlin Creek ACMA/400 Zone, Coarse Reject Duplicates – Gold (g/t) - 228 Duplicates - 0.15 g/t Lower Cut

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Figure 13. 7: Donlin Creek Lewis-S. Lewis-Vortex-Rochelieu Zones, Coarse Reject Duplicates - Gold (g/t) - 584 Duplicates - 0.15g/t Lower Ct

Figure 13.8: Donlin Creek All Duplicates, Thompson-Howarth Precision Plot

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Figure 13.9: Donlin Creek Blank Results (1996 to 2001)

The results of the Donlin Creek quality assurance programs using coarse reject duplicates, blanks and SRM demonstrated that the quality of the assay database is sufficient for use in estimating mineral resources. These programs did not employ pulp duplicates to assess analytical reproducibility. The use of pulp duplicates as part of the Donlin Creek quality assurance program, while desirable, is not absolutely necessary to assure the quality of the assay database. MRDI does recommend that the current program be modelled to include pulp duplicate analysis in future work.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

14.0

DATA VERIFICATION

As a test of data integrity, the data used to estimate the January 2002 Donlin Creek mineral resources were checked several ways. MRDI initially conducted a 5% check of randomly chosen drill holes in each of the ACMA and Lewis regions and checked gold values against the original electronic assay certificates. No errors were uncovered. MRDI also checked the down-hole survey data. Camera shots were read for the check drill holes and compared to those stored in the resource database; a significant transcription error rate was found in all regions. As a result, NovaGold instituted a 100% check of the camera shot readings. MRDI re-checked the survey data after this work was completed and found no errors. Collar coordinates were checked against the database entries. Also, as mentioned in Section 11, MRDI checked three randomly chosen drill collars with a GPS unit. Readings obtained matched those entered in the database.

MRDI concludes that the assay and survey database used for the Donlin Creek mineral resource estimation is sufficiently free of error to be adequate for resource estimation.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

15.0	ADJACENT PROPERTIES Adjacent properties are not relevant for the review of the Donlin Creek project.

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

16.0	MINERAL PROCESSING AND METALLURGICAL TESTING

16.1

Introduction

The Donlin Creek project hosts a number of similar closely spaced gold deposits: consisting of a series of northeast and northwest-trending, Late Cretaceous/Early Tertiary felsic dikes and sills (intrusives) intruding Cretaceous flysch sediments (sediments). Mineral resources have been estimated for the ACMA and Lewis deposits. The Lewis deposit consists of the North Lewis, South Lewis and Rochelieu zones. Gold mineralization is best developed in the intrusives with subordinate mineralization in sediments, typically proximal to dike/sill contacts. NovaGold plans to process the ACMA and Lewis deposits using grinding, flotation, pressure oxidation (POX) and carbon-in-leach (CIL) technology. The intrusives respond very favourably to the POX-CIL process proposed, more so than the sediments, and consistently achieve the highest recoveries.

The ACMA deposit will be developed initially because a higher grade ore zone has been identified there, and the occurrence of mineralized sediments is insignificant. This provides a grade and recovery processing advantage to the project in the early stages of its development. Mining of the nearby Lewis deposit, which contains both intrusives and lesser sediments, will commence in Year 1, in conjunction with the continued development of the ACMA pit. During the planned 14 year mine life the mill feed will comprise about 52% ACMA intrusive ore, 27% Lewis intrusive ore and 22% Lewis sediment ore.

The ore from the ACMA and Lewis will be mined by open pit mining methods, and combined to be processed at a rate of 20,000 t/d to produce doré bullion. The average mill feed grade during the first six years with higher grade ACMA intrusive ore will be about 5 g/t, and thereafter will range annually between about 2 g/t to 4 g/t.

The metallurgy of the various Donlin Creek ore types was investigated by Placer Dome in five main phases between 1995 and 1999. AMEC has reviewed the metallurgical testwork reports that support the basis of the flowsheet selection by Placer Dome and the recovery projections used in this Technical Report. Overall AMEC concurs with Placer Dome’s conclusion that the most favourable method of metallurgical processing will be the use of the grinding and flotation, followed by POX and CIL of the flotation concentrate. AMEC regard the testwork carried out by Placer Dome as equivalent to a pre-feasibility level.

There appears to be significant potential to expand the mine life through additional exploration of ACMA and other adjacent satellite deposits that have been discovered, but are not sufficiently drilled. Some of these have been tested by Placer Dome on a scoping basis, with generally similar metallurgical responses to the ACMA and Lewis deposits. One exception to this was the Dome deposit, which responded relatively

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well to direct cyanidation without any pre-treatment. AMEC’s review was confined to the work completed by Placer Dome on the Lewis and ACMA deposits:

	•	Phase 1. Donlin Creek Project, Alaska, U.S.A. “Report No.1, Bench Scale Grinding, CIL, Flotation and Pressure Oxidation Tests”, November 1995.

•
Phase 2. Donlin Creek Project, Alaska, U.S.A. “Report No.2, “Compilation of Results of 1996 Metallurgical Test Program”, November 1996. “The Effect of Bio-oxidation Pre-treatment on the Cyanidation Characteristics of Donlin Creek Concentrate”, RPH Consulting, October 1996. “Deportment of Gold in the Donlin Creek Ores”, Amtel, 1996.

	•	Phase 3. Donlin Creek Project, Alaska, U.S.A. “Autoclave Pilot Plant Testwork Report No.1”, November 1997. “Deportment of Gold in the Donlin Creek Ores”, Amtel, November 1996.

	•	Phase 4. N2TEC Process Testwork, Newmont Test Facility, July 1999. “Process Design and Cost Study for Bacterial Oxidation of Concentrates at Donlin Creek”, Signet, March 1999.

•
Phase 5. Donlin Creek Project, Alaska, U.S.A. “Report No.3, Bench Scale Grinding, CIL, Flotation, and Pressure Oxidation Tests on ACMA, Rochelieu, North Lewis, and South Lewis Ore Zones, December 1999.

16.2

Testwork Review

Phase 1

Placer Dome’s initial phase of scoping testwork in 1995 investigated the metallurgical response of the Lewis and other satellite deposits to various processing options. Four intrusive and sediment rock type drill core reject composites collected from a drill program in 1989 were assessed. Direct and CIL cyanidation, flotation, and oxidative pre-treatment of whole ore or flotation concentrates were considered. Additional studies also evaluated ore grindability, liberation, gravity concentration and the acid neutralization potential of float tails.

Placer Dome’s initial tests on the ores and their flotation concentrates, by direct cyanidation or CIL, showed only 0% to 6% recoveries. Pre-treatment by oxidation was required to achieve acceptable recoveries by CIL processing. The bulk of the gold occurs in the crystal lattice of arsenopyrite, which supports the requirement for pre-treatment by oxidation and the very low gravity recovery potential also indicated by Placer Dome’s testwork. CIL processing of the oxidized slurry also resulted in better recoveries than direct cyanidation, because the ores contain variable minor amounts of preg-robbing organic carbon.

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Preliminary Assessment - Donlin Creek Project, Alaska

The intrusives and sediments contain approximately 1% and 2% sulphur respectively, principally as pyrite with a lesser amount of arsenopyrite. Therefore, initial flotation of the ores to produce a 4% to 7% sulphur concentrate ideal for autogenous oxidation, and a flotation tailings with a high acid neutralization potential, has technical, economic and environmental advantages.

Comparative physical tests showed only subtle differences between the intrusives and sediments material characteristics. However, there are metallurgical differences between the two, which results in the intrusive flotation and CIL recoveries being the highest. Generally, the sediment’s higher carbonate and organic carbon contents cause lower flotation and CIL recoveries respectively.

Phase 2

A second program of testwork was completed in 1996. The objective of this testwork was to optimize the results achieved in the initial phase using drill core composites produced in a 1995 drilling program. This was not conclusive as there was significant scatter in the flotation results using the same flotation conditions. However, it was shown that flotation was optimized using a finer grind of about 60 µm. Preconditioning the pulp at pH 1.5 prior to flotation to remove magnesium carbonate coatings on arsenopyrite found in mineralogical analysis, gave a nominal improvement in the intrusive flotation response. However, the recovery improvement was much more pronounced with sediments that contain significantly more carbonates.

A comprehensive autoclave study of the concentrate oxidation kinetics was also carried out. Lewis intrusive CIL recoveries of up to 95% were achieved. Recoveries improved with more than 60 minutes of oxidation. Sediment concentrate CIL recoveries lagged behind the intrusives due to higher organic carbon contents and slower oxidation kinetics in the autoclave. Regrinding the concentrate finer could possibly improve oxidation rates.

An alternative bio-oxidation pre-treatment process was also tested by two independent laboratories. Roasting was not considered as an oxidative process option because of inherently lower recoveries and the environmental challenges of handling an arsenic by-product. Both laboratories confirmed that high gold recoveries were obtained by cyanidation after 25% partial oxidation of intrusives. The sediments required 50% oxidation in order to achieve acceptable CIL recoveries. Bio-oxidation testwork cyanide consumptions were an order of magnitude higher than the autoclave testwork, because partial oxidation produces sulphur, which consumes additional cyanide.

Phase 3

A third phase of autoclave pilot plant testwork was investigated and reported in November 1997, and also used the Lewis composites from the 1995 drilling program. This was done to collect data on autoclave heat and mass balance, and reagent

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consumptions. Only 70% gold recovery was achieved during the pilot plant flotation testwork on low grade intrusives and sediments. A much coarser primary grind was used in the pilot plant flotation work than the 60 µm optimum for flotation established in Phase 2. It is not explained why this was done. For these reasons AMEC does not believe the flotation pilot testwork reasonably represents the full flotation potential of these ores.

Regrinding the sediment and intrusive concentrates to 27 µm and 60 µm respectively was found to achieve a favourable oxidation rate and thus reduce the autoclave residence time. Overall CIL gold recoveries reported were good and over 93% of gold was recovered for both intrusives and sediments after 60 minutes of oxidation. Arsenic concentrations in the sediment oxidized liquor were higher than the intrusives. Future autoclave pilot plant testwork will be required to optimize arsenic fixation conditions in the autoclave for the sediments.

This program allowed a reasonable estimate to be made of the likely metallurgical reagent consumptions. A relatively low cyanide consumption of about 0.7 kg/t was reported, which is supported by the low leach solution reduction potentials measured. The latter indicates there are no significant deleterious elements present to consume excess cyanide, and specifically very little elemental sulphur remains because of the almost complete oxidation of sulphur in the autoclave. The acid demand of the sediments for the acidification of the autoclave feed is much higher than the intrusives because of its higher carbonate content. Acid contained in the autoclave discharge is normally recycled to the acidification circuit. However, the amount of acid available in this stream only accounted for about 20% to 30% of the available sulphur. Most of available sulphates were tied up with ferric, ferrous, and with aluminium, magnesium etc. from carbonates in the feed. Based on a 7% sulphur feed and 30% acid recirculation the acid demand is projected to be about 20 kg/t based on a 20 wt% intrusive feed. An oxygen consumption of 0.15 kg/t solid at 7% sulphur feed grade indicates 80% oxygen utilization efficiency based on stoichiometric requirements, and AMEC regard this as good.

Phase 4

In addition to the testwork carried out by Placer Dome a fourth small-scale program was conducted by Newmont in 1999, under a confidentiality agreement, to investigate flotation metallurgy using their patented N2TEC process. Newmont’s N2TEC process utilizes by-product nitrogen produced from the autoclave oxygen plant, to conduct flotation in an oxygen free environment. Placer Dome reported improved flotation metallurgy for the sediments, with recoveries of over 90% being achieved.

Placer Dome also commissioned Signet to do a scoping process design and cost study for a bio-oxidation (BIOX) alternative to pressure oxidation. The overall capital and operating cost estimate was higher than the estimates for pressure oxidation. On

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the basis of this and earlier testwork, it was concluded that BIOX by itself provided limited economic and technical benefit to the project, and POX was selected by Placer Dome as the basis of the flowsheet. There are reference plants constructed where BIOX preceding POX has offered economic and technical advantages and Placer Dome recommended this is investigated in future work.

Phase 5

The most recent Phase 5 program was conducted by Placer Dome in 1999. The objective of this program was to develop plant recovery projections based on eight new intrusive and sediment sample composites collected from a more widely spaced drilling program carried out in 1998. In this drill program the new ACMA and Lewis Rochelieu zone was identified and so in addition to the North and South Lewis composites previously tested, composite samples of ACMA and Lewis Rochelieu were also tested. Each composite was subjected to the flotation/POX/CIL flowsheet developed earlier. Benchmark direct CIL testwork was also done on the new ACMA composite. In addition, whole ore direct cyanidation of the ACMA ore at an ultrafine grind was evaluated. The very low recoveries reported for these cyanidation tests confirmed that ACMA responds similarly to Lewis and requires POX pre-treatment to achieve acceptable CIL recoveries. Overall the response of each of the Lewis composites tested was reasonably similar and consistent with earlier testwork results. The ACMA intrusive ore metallurgical response was very good and achieved the highest recoveries, and because of this, and its higher gold grade, the ACMA zone will be developed initially.

At a P80 grind size of 60 µm the ACMA and Lewis intrusive composite flotation recoveries averaged 97% and 92% respectively. Based on an ACMA to Lewis 65:35 intrusive split this results in an overall intrusive flotation recovery of about 93%. The Lewis sediment flotation recovery averaged about 91%. Similar to earlier testwork the wt% recovery of rougher concentrate of the Lewis sediments was approximately twice that of the intrusives at 15%. Lowering the pH from natural to pH 5 significantly increased rougher flotation recovery and concentrate weight on the sediment composites, but not on the intrusives. In addition, a batch cleaner test was conducted on ACMA intrusive to assess its amenability to upgrading. The concentrate responded very well to cleaning and was successfully upgraded without regrinding after only one stage of cleaning with approximately a 50% mass reduction to 7.5 wt%. Only a minor drop in gold recovery was observed. In a locked cycle flotation test that more closely simulates the plant flowsheet and performance the loss in cleaner gold recovery is likely to be insignificant.

Both the Lewis and ACMA intrusives responded very well to POX/CIL with about 97% to 98% gold extraction, resulting in an overall intrusive recovery of about 93%. The Lewis sediments responded less favourably to POX/CIL with a lower recovery of about 86%, and resulting in an overall sediment recovery of about 78%. The reason for the

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lower sediment POX/CIL recovery appears to be its higher content of preg-robbing organic carbon, which is about 0.41% to 0.72% versus 0.17% to 0.29% for the intrusives, Figure 16.1. No optimization testwork was conducted by Placer Dome to alleviate this.

Figure 16.1: Placer Dome Test Report 3: POX/CIL Recovery % vs. % CORG

Reasonable efforts appear to have been made by Placer Dome to collect and test composite metallurgical samples from drill core rejects that provide good overall spatial coverage of the ACMA-Lewis deposits. AMEC regards the most recent testwork as the most relevant for recovery projection purposes. Each of the relevant composite samples tested used about 1,000 kg of composite sample collected from drill core rejects in the 1998 drilling program, which is reasonably good. The grades of the various samples collected are also in reasonable agreement with the preliminary block model grade estimates of the ACMA and Lewis deposit. Since 1998 additional drilling has been conducted on ACMA by NovaGold and the resource estimate approximately doubled. However, no further metallurgical testwork has been carried out and thus the current ACMA recovery projections are based on the original Placer Dome testwork. Consequently additional in-fill testwork is recommended to improve the overall ACMA metallurgical sample coverage and verify these recoveries. However, given the current understanding of the deposit mineralogy and metallurgy, and the good consistent results achieved on the most recent metallurgical program, the results of future testwork are unlikely to materially affect overall ACMA recovery projections.

Mineralogical analysis was carried out in Phase 2 on flotation products of the Lewis Intrusive and Sedimentary composites, to characterize the nature of gold loss to

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flotation tails. This confirmed testwork experience that 95% to 98% of the gold is carried by arsenopyrite. In addition, liberated arsenopyrite in the sedimentary ore is being lost due high surface concentrations of calcium and magnesium, probably as carbonates which occur at much higher concentrations in the sediment ore (7%) than the intrusive ore (2%). On the other hand, this has some advantage for long term tailings disposal stability. This is because the flotation tailings (85% of plant feed) could be expected to have a high net acid neutralization potential to buffer any residual acid generating potential of the pressure oxidation tailings (15% of feed). The high net acid neutralization potential of the flotation tailings has been confirmed by testwork. No mineralogical investigations have been done on the ACMA intrusives, but AMEC expects this will be very similar to the Lewis intrusives, due to their similar metallurgical responses.

16.3

Recoveries

The most recent Placer Dome testwork Report 3 is regarded by AMEC to be the most relevant report with respect to recovery projection. This has allowed a reasonable estimate to be made of the metallurgical performance using the grinding, flotation, POX-CIL flowsheet selected. The recoveries based on Placer Dome’s test data are projected to be:

Table 16.1: Current ACMA and Lewis Metallurgical Recoveries

Ore	Gold Recovery (%)
ACMA Intrusive	95
Lewis Intrusive	88
Lewis sediment	78

Overall the ACMA Intrusives respond very well to the process flowsheet proposed with high recoveries being consistently achieved in both flotation and POX-CIL.

There is evidence the full recovery potential of the Lewis ores has not yet been fully realized. Therefore these recovery projections above are regarded as relatively conservative and AMEC expects that future feasibility testwork and refinement will improve overall recoveries of Lewis intrusive and sedimentary ores.

The good POX-CIL recoveries achieved on the ACMA and Lewis intrusive composites are reasonably similar. With the exception of the South Lewis zone the flotation performance of the Lewis intrusive composites lagged behind ACMA by about 5%. The South Lewis composite flotation recovery was over 95%, which is similar to ACMA. The under performing flotation response of the other Lewis zones should be investigated because minerologically these intrusives are very similar to ACMA. There are indications that finer grinding could possibly liberate more carbonate gangue and

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alternative preconditioning techniques such as attrition scrubbing to remove carbonate coatings should also be tested. Possibly there was contamination during compositing of some of the Lewis intrusives tested, by sediments, which are more pervasive in the Lewis zones. These composites contained moderately higher levels of carbonate than the ACMA intrusives. Based on the foregoing AMEC believes a possible flotation recovery for the Lewis Intrusives of about 95% is reasonable, and this would result in an overall recovery projection of 91.8% for the Lewis Intrusives.

The Lewis sediments returned lower overall recoveries because of poorer flotation and POX/CIL responses, and this is attributable to their higher carbonate and organic carbon contents respectively. It is possible flotation recoveries could be improved by the techniques mentioned before. Preconditioning at pH 5 improves the flotation recovery to about 96%, which indicates the possible potential. The preg-robbing carbon associated with the sediments and causing lower POX/CIL recoveries may be removable by a prefloat step or passivated by kerosene, but these options have not been investigated. Applying one or a combination of these strategies the POX/CIL could possibly improve from recovery of the sediments to about 90%, from 86%.

Based on the foregoing the possible optimized metallurgical recovery potential is projected to be as shown in Table 16.2; however, these projections must be confirmed by additional testwork.

Table 16.2: Possible Optimized ACMA and Lewis Metallurgical Recoveries

	Ore	Gold Recovery (%)
	ACMA Intrusive	95
	Lewis Intrusive	92
	Lewis sediment	83

16.4	Suggested Metallurgical Options A few metallurgical options AMEC believe offer significant potential value to the project and should be investigated are:

•
The initial production of a concentrate for shipping to a toll POX/CIL processing facility. A cleaner scoping test showed ACMA rougher concentrate could be successfully upgraded from 15% wt to 7.5% wt in a single cleaner, with no regrind, and minimum gold loss. Additional work is required to investigate cleaner metallurgical potential, toll processing fees and concentrate transport logistics and costs.

•	At a cut-off of about 2 g/t the project produces a significant quantity of material with a gold content in the range 0.5 g/t to 2g/t. Heap leaching of gold ores has been

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•
carried out commercially in Alaska for a number of years. Bioheap leaching is an emerging metallurgical technology that is currently being brought to commercialization by a number of operating companies. This technology may offer significant opportunity to add value to this project by turning this low grade gold resource to account. Additional work is required to investigate the metallurgy and economics of this process in cold weather climates.

•
Placer Dome’s testwork showed the Dome deposit composite sample responded relatively well to direct cyanidation. This indicates there is some regional potential for discovering gold ore that may respond well to direct cyanidation or heap leaching with no oxidation pre-treatment, and this should be investigated further. The Dome deposit has not been included in the resource of this Technical Report.

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Preliminary Assessment - Donlin Creek Project, Alaska

17.0

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

The mineral resource estimates for the Donlin Creek project were calculated under the direction of Stephen Juras, P.Geo. The estimates were made from 3-dimensional block models utilizing commercial mine planning software (MineSight®). The project was divided into two resource areas: ACMA (ACMA and 400 zones) and Lewis (Lewis, South Lewis, Vortex, Rochelieu, Queen zones). The ACMA resource database comprised assay and geological data from 133 drill holes (119 core, 14 RC). The resource database for the Lewis model consisted of data from 331 drill holes (239 core, 92 RC). Projects limits are in truncated UTM coordinates. Project limits for ACMA are 39300 to 40900 East, 78000 to 79100 North, -400 m to +250 m elevation. Project limits for Lewis are 40900 to 42500 East, 78000 to 80000 North and 0 m to +450 m elevation. Cell size was 10 m east x 10 m north x 5 m high.

17.1

Geologic Models

Modelling philosophy was based on using geologic features and distribution of gold mineralization in controlling the extent of interpolation. The felsic dykes and sills are the main host for gold mineralization at Donlin Creek. However, only areas that have been structurally prepared within the intrusive rocks contain the gold-bearing mineralization. Additionally, the hosting sediments in ACMA and Lewis resource areas also can contain gold mineralization. In the shale-dominant ACMA area, the sediment-hosted mineralization is uncommon and is usually localized around the felsic intrusive contacts and high-angle structures. The Lewis area, by contrast, contains a significant greywacke component in the hosting sedimentary units. The gold distribution in the greywacke can be similar to the distribution in the felsic intrusive units. Commonly the mineralization passes from one unit to the other along a structurally prepared zone and, in places, is distributed in both without regard to the sediment-intrusive contact.

Interpolation is usually controlled by defining mineralized envelopes. At Donlin Creek, the two resource areas posed two different challenges. For ACMA, NovaGold developed a revised felsic intrusive model. However, this model alone was not adequate as an envelope because the background value assays from large unmineralized portions of these intrusive units tended to unduly lower the grade of the mineralized areas in the interpolation process. At Lewis, a method was needed in which a mineralized zone was defined independent of lithology because of the significant contribution of greywacke-hosted mineralization. For both areas, acceptable mineralized envelops were defined through Probability Assisted Constrained Kriging, or PACK. PACK has been used by AngloGold at the Jerritt Canyon, Nevada, and Cripple Creek, Colorado, districts for many years. It has also been used at the Phoenix project and Hycroft mine, both in Nevada, and by Cambior at Cerro San Pedro, Mexico.

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Interpolation approach was similar for each area. Drill hole data were composited into equal length composites of 2 m (honouring the geology as defined in Table 11.1). The composites were then separated into mineralized and non-mineralized groups by gold grade. Separation thresholds of 0.7 g/t Au and 0.5 g/t Au were chosen for ACMA and Lewis, respectively. Gold grade indicator variograms were calculated for each threshold and examined.

The probability that gold in any block in the model exceeded the threshold was estimated using the indicator data, the indicator variograms and ordinary kriging. For ACMA, the interpolation was constrained to intrusive units only, and a soft boundary was used at intrusive-sedimentary contacts on the search for composites so that any mineralized sediment values along the contacts could be incorporated. At Lewis, no lithologic constraint was applied. Contoured probability values (in increments of 0.05) defined the potential volumes used to delineate mineralized and non-mineralized populations. The boundary formed by each contour line was called an estimation envelope, or “shell.” The process of selecting an appropriate shell was iterated through several steps. The gold values from inside and outside any shell were extracted and examined. Plots of drill hole sections and the superimposed shell boundaries were also examined. The shell selected to outline the populations was based on these reviews. Finally, the review ensured the nominated boundaries did not violate current geologic understanding of mineralization controls. Final probability values used to define mineralized shells for grade estimation were 0.27 at ACMA and 0.28 at Lewis.

17.2	Data Analysis

17.2.1

Capping

Extreme high gold grades were examined in each area. Examination was by probability plot and by a Monte Carlo simulation process that assessed risk to production from high-grade samples. The analyses determined that about 4.5% of the metal might be at risk due to the very high grade samples. The capping grade, which reduced the risk an appropriate amount for each region, was 30 g/t Au for ACMA and 20 g/t Au for Lewis. This cap was applied to the 2 m composite data prior to grade interpolation.

17.2.2

Variography

The spatial continuity of capped composite data was then examined by variography. The approach used to develop the correlogram model for the gold within the estimation shells is to calculate a relatively large number of sample correlograms in several directions. Directional sample correlograms are calculated along horizontal azimuths of 0°, 30°, 60°, 120°, 150°, 180°, 210°, 240°, 270°, 300° and 330°. For each azimuth, sample correlograms are also calculated at a dip of 30° and 60°. A final correlogram is

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calculated in the vertical direction. Base on the 37 sample correlograms, an algorithm determines the best-fit model. The model consists of a nugget-effect, two nested-structure variance contributions, ranges for the variance contributions and the model type (exponential for all correlograms). After fitting the variance parameters, the algorithm then fits an ellipsoid to the ranges from the directional models for each structure. The anisotropy in grade variation is given by the two ellipsoids.

Gold correlograms are calculated within the PACK-generated shell to reflect the variability in mineralization most likely to be exploited by mining. These correlograms show that the greatest continuity tends to extend to the northeast and be near vertical.

17.2.3

Density

Bulk density data were taken from the work done by Placer Dome. Placer Dome had compiled an extensive data set for the felsic intrusive rocks and the sediments. A value of 2.65 t/m3 was assigned to the mineralized intrusive units, based on 1,190 measurements. A value of 2.71 t/m3 was assigned to mineralized sediments, based on 700 measurements. MRDI supports the use of these numbers. The density values do not vary by much in each unit grouping; this reflects the uniform lithology of the felsic intrusive units and sediments and the low amount of sulphide minerals in these deposits.

17.3

Interpolation Plan

Modelling consisted of grade interpolation by ordinary kriging (KG). Both capped and uncapped kriged grades were interpolated. Nearest-neighbour (NN) grades (capped grade only) were also interpolated for validation purposes. The interpolation parameters are listed in Table 17.1. A two-pass approach was used within each PACK shell. The first pass set the grade estimate for material likely to be classified as inferred mineral resource, and the second set values for areas likely to be classified as measured or indicated mineral resource. Only a single interpolation pass was used for material outside the PACK shells.

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Table 17.1: Interpolation Parameters for ACMA and Lewis Resource Areas

	No. of Composites per block					Search Ellipse
Area
	Max	Min	Per DH	Y	X	Z	Rot1	Rot2	Rot3

ACMA
Pack Shell	25	3	3	150	75	150	-50	0	-20
1st Pass	10	3	3	120	30	120	-50	15	-25
2nd Pass	10	4	3	70	20	70	-50	15	-25
Background	10	3	3	120	30	120	-50	0	-25

LEWIS
Pack Shell	25	4	3	200	200	200	25	0	25
1st Pass	14	3	3	120	120	120	25	0	25
2nd Pass	14	4	3	75	75	75	25	0	25
Background	14	3	3	120	120	120	25	0	25

Notes: 1)	Search distances are in meters.

2)	Rot1, Rot2 and Rot3 are rotation angles based as follows: Rot 1 is left hand about Z; Rot 2 is right hand about X; Rot 3 is left hand about Y.

The interpolation-selected parameters were based on accumulated geological understanding of the gold mineralization as well as variogram analysis. They were also adjusted to incorporate an appropriate amount of grade smoothing into the resource model. The amount of smoothing was checked by change-of-support analysis for each region using the using the Discrete Gaussian or Hermitian polynomial change-of-support method described by Journel and Huijbregts (Mining Geostatistics, Academic Press, 1978). The distribution of hypothetical block grades derived by the Discrete Gaussian change-of-support is compared to the estimated model grade distribution by means of grade-tonnage curves. The grade-tonnage curves allow comparison of the histogram of the two grade distributions in a format familiar to mining. If the estimation procedure has adequately predicted grades for the selected block size, the grade-tonnage curves should match fairly closely. If the curves diverge significantly, there is a problem with the estimated resource.

This method uses the “de-clustered” distribution of composite grades from a nearest-neighbour or polygonal model to predict the distribution of grades in blocks. In this case, the blocks used in the model are 10 m x 10 m x 5 m. The unadjusted polygonal model assumes much more selectivity for ore and waste than is actually possible in mining practice, since each block contains many sample-sized (core sample) volumes that are averaged together. This means that within a block, part of the sample-sized volumes may be ore (above the mining cut-off) and part may be waste. Hence, the distribution of the grade of the blocks is not likely to look like the distribution of grades from composite samples derived from the polygonal estimate. The method assumes that the distribution of the blocks will become more symmetric as the variance of the block distribution is reduced, i.e., as the mining blocks get bigger. The distribution of

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hypothetical block grades derived by this method is then compared to the estimated grade distribution to be validated by means of grade-tonnage curves.

The distribution of calculated 10 m x 10 m x 5 m blocks for gold inside the PACK shell for ACMA and Lewis is shown by the dashed lines on the grade-tonnage curve (see Appendix C). This is the distribution of grades based on 10 m blocks obtained from the change-of-support model. The solid line in the figure shows the grade-tonnage distribution obtained from the block estimates. The grade-tonnage prediction produced by the ordinary kriged model shows that grade and tonnage estimates are validated by the change-of-support calculations (grade tonnage prediction curves were validated in the 2.5 to 3.5 g/t Au cut-off range).

17.4

Model Validation

MRDI completed a detailed validation of the ACMA and Lewis resource block models. The model was checked for proper coding of drill hole intervals and block model cells, in both section and plan. Coding was found to be properly done. Gold grade interpolation was examined relative to drill hole composite values by inspecting sections and plans. The checks showed good agreement between drill hole composite values and model cell values.

MRDI also checked the block model estimates for global bias by comparing the average gold grades (with no cut-off) from the model (ordinary kriging) with means from nearest-neighbour estimates. (The nearest-neighbour estimator produces a theoretically unbiased estimate of the average value when no cut-off grade is imposed and is a good basis for checking the performance of different estimation methods.) Results summarized in Table 17.2 show no evidence of bias in the estimate.

Table 17.2: Gold Mean, Standard Deviation and Coefficient of Variation Values for Kriged and NN Estimates, Donlin Creek Project

Grade Item	Mean Value	Standard Deviation	Coefficient of Variation
	m	sd	sd/m
ACMA
g/t Au (kriged)	2.99	1.99	0.66
g/t Au (NN)	3.04	4.08	1.34
Lewis
g/t Au (kriged)	2.05	1.24	0.60
g/t Au (NN)	2.19	3.09	1.41

MRDI also checked for local trends in the gold grade estimate. This was done by plotting the results from the nearest-neighbour estimate versus the kriged results bench by bench. The kriged estimate should be smoother than the nearest-neighbour

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estimate, thus the nearest-neighbour estimate should fluctuate around the kriged estimate on the plot. Results show no significant trends in gold grade for either ACMA or Lewis.

17.5

Resource Classification and Summary

The mineralization of the Donlin Creek project as of January 24, 2002, is classified as Measured, Indicated and Inferred Mineral Resources. The classified Mineral Resources are shown in Table 17.3. MRDI and Nova-Gold selected cut-off grades of 3.5 g/t Au, 2.5 g/t Au and 2.0 g/t Au as being representative of the large-scale open pit mining operation that would be potentially economic for gold prices.

The logic for mineral resource classification of ACMA and Lewis was consistent with the CIM definitions referred to in National Instrument 43-101. The Indicated mineral resource category is supported by the present drilling grids (nominal 25 m to 35 m) over the ACMA and Lewis deposits. Geologic and grade continuity can be reasonably assumed for this level of resource classification. Blocks containing an estimate where two or more samples were from different holes (one drill hole within 25 m, the other within 35 m) were classified as Indicated mineral resource. To fill in irregular “strips” and “holes” that are a consequence of computer-assigned categories, the sections and plans were inspected and the probability of exceeding the threshold values calculated in the blocks used to help smooth out the assignment process. Honouring the two or more drill hole rule, blocks that had a probability between 0.40 and 0.75 of being above the respective gold grade threshold were also assigned as Indicated mineral resource. This eliminated the odd “strips” and “holes” in the classification.

The Measured mineral resource category is supported only in local areas that have a nominal drill grid spacing of about 15 m. Blocks containing an estimate where two or more samples were from different holes (one drill hole within 10 m, the other within 15 m) were classified as Measured mineral resource. In addition, blocks that had a probability between 0.75 and 1.00 of being above the respective gold grade threshold and that honoured the two drill hole rule as described in the previous paragraph were also assigned as Measured mineral resource.

Estimated blocks not classified as Measured or Indicated mineral resources were classified as Inferred mineral resources if they were within the PACK shells and the closest composite was within 120 m of the block centre.

Project No.: L468B	Page 17-6

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Table 17.3: Donlin Creek Project Mineral Resource Summary, January 24, 2002 (t, oz x 1,000,000)

		Capped		Uncapped
		Au	Metal	Au	Metal
	Tonnes	g/t	oz	g/t	oz
3.5 g/t Au Cut-off
ACMA
Measured Mineral Resource	1.367	5.70	0.250	6.03	0.265
Indicated Mineral Resource	12.425	5.34	2.134	5.60	2.238
Measured + Indicated Mineral Resources	13.792	5.38	2.384	5.64	2.503
Inferred Mineral Resource	18.239	5.53	3.242	5.82	3.415
LEWIS
Measured Mineral Resource	0.858	4.81	0.133	5.16	0.142
Indicated Mineral Resource	12.280	4.73	1.868	5.12	2.020
Measured + Indicated Mineral Resources	13.138	4.74	2.001	5.12	2.162
Inferred Mineral Resource	18.567	4.93	2.941	5.18	3.090
DONLIN CREEK PROJECT (ACMA + LEWIS)
Measured Mineral Resource	2.225	5.36	0.383	5.69	0.407
Indicated Mineral Resource	24.705	5.04	4.002	5.36	4.258
Measured + Indicated Mineral Resources	26.930	5.06	4.385	5.39	4.665
Inferred Mineral Resource	36.806	5.22	6.183	5.50	6.505
2.5 g/t Au Cut-off
ACMA
Measured Mineral Resource	1.890	4.96	0.301	5.19	0.316
Indicated Mineral Resource	21.051	4.37	2.959	4.53	3.064
Measured + Indicated Mineral Resources	22.941	4.42	3.260	4.58	3.380
Inferred Mineral Resource	29.875	4.53	4.351	4.71	4.525
LEWIS
Measured Mineral Resource	1.957	3.75	0.236	3.94	0.248
Indicated Mineral Resource	27.890	3.72	3.337	3.95	3.541
Measured + Indicated Mineral Resources	29.847	3.72	3.573	3.95	3.789
Inferred Mineral Resource	37.109	3.93	4.692	4.10	4.895
DONLIN CREEK PROJECT (ACMA + LEWIS)
Measured Mineral Resource	3.846	4.34	0.537	4.56	0.564
Indicated Mineral Resource	48.941	4.00	6.296	4.20	6.605
Measured + Indicated Mineral Resources	52.787	4.03	6.833	4.22	7.169
Inferred Mineral Resource	66.984	4.20	9.043	4.37	9.420
2.0 g/t Au Cut-off
ACMA
Measured Mineral Resource	2.104	4.68	0.316	4.90	0.331
Indicated Mineral Resource	26.393	3.94	3.343	4.07	3.454
Measured + Indicated Mineral Resources	28.497	3.99	3.656	4.13	3.785
Inferred Mineral Resource	38.375	4.02	4.960	4.16	5.132
LEWIS
Measured Mineral Resource	2.950	3.24	0.307	3.37	0.319
Indicated Mineral Resource	42.524	3.21	4.389	3.37	4.607
Measured + Indicated Mineral Resources	45,474	3.21	4.696	3.37	4.927
Inferred Mineral Resource	54,058	3.40	5.909	3.53	6.135
DONLIN CREEK PROJECT (ACMA + LEWIS)
Measured Mineral Resource	5.054	3.84	0.623	4.01	0.651
Indicated Mineral Resource	68.917	3.49	7.732	3.64	8.065
Measured + Indicated Mineral Resources	73.971	3.51	8.347	3.67	8.728
Inferred Mineral Resource	92.433	3.66	10.877	3.79	11.263

Project No.: L468B	Page 17-7

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

18.0	OTHER DATA AND INFORMATION No other data or information is relevant for the review of the Donlin Creek project.

Project No.: L468B	Page 18-1

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

19.0	REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT AND PRODUCTION PROPERTIES

19.1

Introduction

The objective of the Preliminary Assessment was to evaluate the impact of the recent resource update on the economics of the Donlin Creek Project. The study incorporates Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Thus inherent in the study is the risk that the value of these Inferred Mineral Resources may not be realized. The Preliminary Assessment also contains speculation on the impact of exploration success on the project economics, which was intended to provide direction for future exploration. NovaGold has developed a geological model for the property upon which it is reasonable to anticipate exploration success, but this report is not intended to endorse the certainty of that success.

MRDI considers this study to be to at a scoping study level of accuracy, and expects the capital and operating cost estimates to be ±35%.

All dollar figures ($) are quoted in United States dollars. Although this project is in the United States, the previous work on the project was completed using the SI system of measurement. This was continued in this report, although equivalent Imperial measurements (e.g. miles) are occasionally included with the SI units.

19.2

Project Description

The Donlin Creek project is located in a remote area of southwest Alaska. The area has a sub-Arctic climate with short, relatively warm summers, long cold winters, and limited precipitation. The deposits are near surface, which makes them amenable to conventional open pit mining. The gold is contained within sulphide minerals that require oxidation prior to gold extraction by leaching in cyanide solution. The site is located approximately 19 km (12 mi) north of the village of Crooked Creek, from which it is currently serviced by a winter road. Crooked Creek lies on the Kuskokwim River, a navigable river that is ice-free for approximately four to five months each year. Placer Dome, the previous project operator, constructed a 1,500 m airstrip at the site.

These factors dictated the project development scenario, with the site layout shown on Drawing A1-L468B-100-K-001. The open pits will be mined using conventional truck-shovel equipment. The ore will be hauled to a gyratory crusher located near the plant site on a ridge south of the deposits. Most of the waste rock will be deposited in the American Creek valley between the deposits and the plant site. Here it will be used to

Project No.: L468B	Page 19-1

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

ULTIMATE WASTE ROCK DUMP
LEWIS PIT
ACMA PIT
EXISTING AIR STRIP
ACCESS ROAD
PLANT SITE AND SERVICES
ULTIMATE TAILINGS AND PAG MINE ROCK CONTAINMENT
200 0 200 400 600 800 1000
metres

DONLIN CREEK PROJECT
SCOPING STUDY
SITE LAYOUT

A1-L6689-100-K-001

Project No.: L468B	Page 19-2

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

both raise and buttress the tailings dam. Provision was made for co-disposing potentially acid generating waste with the tailings. Some of the waste rock will also be placed within the mined out open pits.

The process plant will have four main components. The first of these is crushing and grinding, in which the ore will be crushed to -150 mm then ground to approximately 53 µm. The finely ground ore will then be fed to the second component, the flotation plant, where the sulphide minerals will be selectively liberated from the gangue. The sulphide concentrate will then be introduced to the oxidation plant, which is the third element. The main units in this section of the plant are a pair of autoclaves, in which the sulphide minerals will be oxidized under elevated pressure and temperature. The fourth component is the leach circuit. Here, cyanide solution will be added to the autoclave residue to leach the gold, which will be subsequently recovered from the solution by activated carbon and refined into doré. The discharge from the leach plant will be treated to remove residual cyanide, mixed with flotation plant discharge to buffer the pH, and deposited in the tailings pond.

Because of the remote site location substantial infrastructure will be constructed to support the operation and to provide transportation links. The site infrastructure includes equipment maintenance facilities, offices, workforce accommodations, and water supply. The existing airstrip will be used initially. However, since it will be within the ultimate limits of the ACMA pit, it will be replaced in Year 4 with a strip located approximately 9 km west of the site. The operation will consume a significant amount of electrical power. The study assumes that the power will be provided from the grid in the Fairbanks area. A 620 km (385 mi) transmission line will be required to connect the mine to the grid.

The transportation infrastructure consists of a 28 km (17 mi) all-season road along the Crooked Creek valley that would link the site to the village of Crooked Creek. Here a barge dock facility would be built capable of trans-shipping supplies and fuel from barges up to 3,000 t capacity. The onshore component of the facility would include fuel storage and a laydown yard. These project components are shown in Drawing A1-L468B-100-K-002 and Figure 19.1.

19.3

Mining

The mining component of the study consisted of determining the likely ultimate open pit dimensions, preparing a production forecast using the resulting tonnages and grades, estimating the mining equipment requirements for this forecast, and finally estimating the associated capital and operating costs.

Project No.: L468B	Page 19-3

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

POTENTIAL FUTURE AIRSTRIP
POTENTIAL MAIN ACCESS ROAD
CROOKED
CREEK
DONLIN CREEK MINE SITE
CROOKED CREEK BARGE DOCKING FACILITIES
RIVER
Kilometres

DONLIN CREEK PROJECT
SCOPING STUDY
SITE ACCESS PLAN

A1-L4688-100-K-002

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Figure 19.1: Crooked Creek Barge Dock Options

Project No.: L468B	Page 19-5

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

19.3.1

Optimization

The optimization process consisted of determining likely design parameters for cost, revenue, and wall slopes. These were then input to a Lerchs-Grossmann (LG) algorithm from which was derived ultimate pit shells for both ACMA and Lewis over a range of metal prices. All Mineral Resources, Measured, Indicated and Inferred, were utilized in the analysis. Table 19.1 shows the optimization parameters.

Table 19.1: Optimization Criteria

Item	Unit	Value
Mining Costs	$/t	1.05
Process and G&A Costs	$/t	11.65
Recovery (Intrusive)%		93.0
Recovery (Sediments)%		75.0
Royalty Payment	%	3
Refining Costs	$/oz	3.00
Gold base price	$/oz	275.00
Wall Angles		45°

These initial costs were derived from work completed by Placer Dome. AMEC reviewed these estimates and believes that they are reasonable based on our previous experience.

The LG algorithm was then run for each deposit over a range of gold prices from $75 through $400 per ounce. The tonnages within each of the resulting shells for ACMA are provided in Table 19.2 and are shown graphically, along with the calculated net revenue, in Figure 19.2. The results for Lewis are shown in Table 19.3 and Figure 19.3.

Project No.: L468B	Page 19-6

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Table 19.2: ACMA LG Results (t x 1,000)

Shell	Waste	Plant Feed	Strip	Au
$/oz	t	t	Ratio	g/t
75	154	268	0.57	5.91
100	3,124	2,136	1.46	5.04
125	16,943	8,236	2.06	4.45
150	24,154	10,281	2.35	4.38
175	177,239	39,060	4.54	4.12
200	229,790	45,246	5.08	4.09
225	259,678	48,883	5.31	4.05
250	281,213	51,422	5.47	4.00
275	305,238	53,125	5.75	3.99
300	316,962	53,888	5.88	3.98
325	332,377	54,643	6.08	3.98
350	336,301	54,849	6.13	3.98
375	340,600	55,049	6.19	3.97
400	368,149	56,117	6.56	3.96

Figure 19.2: ACMA Net Revenue and Recovered Ounces

Project No.: L468B	Page 19-7

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Table 19.3: Lewis LG Results (t x 1,000)

Shell	Waste	Plant Feed	Strip	Au
$/oz	t	t	Ratio	g/t
075	1	3	0.33	7.15
100	12	37	0.32	5.15
125	54	172	0.31	4.25
150	286	548	0.52	3.63
175	4,601	1,846	2.49	3.61
200	163,117	35,333	4.62	3.61
225	186,219	39,123	4.76	3.60
250	234,463	45,253	5.18	3.56
275	257,201	48,000	5.36	3.54
300	269,511	49,261	5.47	3.53
325	301,214	52,408	5.75	3.48
350	343,493	56,957	6.03	3.43
375	387,685	59,960	6.47	3.40
400	424,307	61,658	6.88	3.40

Figure 19.3: Lewis – Net Revenue and Recovered Ounces

The $275 shell was selected for both ACMA and Lewis. During the next phase of study on the project, there may be opportunities to improve on the shell selection by using maximum NPV as the selection criterion.

The total tonnage defined for the Preliminary Assessment is outlined in Table 19.4, based on a cutoff grade of 2.1 g/t. These tonnages are based solely on the LG shells,

Project No.: L468B	Page 19-8

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

with no further pit design. Reasonable factors for dilution and mining recovery (95%) have been applied to the production forecast, based on our examination of the continuity of the mineralized zones and given that the ore will be mined on an assay versus geological cutoff. Nonetheless, the designs should be refined and the dilution and recovery must be examined further during the prefeasibility phase of the project.

Table 19.4: Donlin Creek Scheduled Tonnages (t x 1,000)

		Ore	Au	Waste	Strip
		t	g/t	t	Ratio
	ACMA
	Measured	1,967	4.69	-	-
	Indicated	12,225	3.94	-	-
	Total	25,816	4.00	-	-
	Inferred	24,534	3.98	-	-
	Total	50,350	3.99	307,790	6.1
	Lewis
	Measured	2,433	3.28	-	-
	Indicated	22,380	3.40	-	-
	Total	24,813	3.39	-	-
	Inferred	20,784	3.72	-	-
	Total	45,597	3.54	259,601	5.7
	Total Mine Plan	95,947	3.78	567,391	5.9

19.3.2

Production Forecast

The production forecast was prepared by splitting both the ACMA and Lewis ultimate pits into starter and intermediate phases based on the shells developed during the optimization process. Five pits in all (three at ACMA and two at Lewis) were used.

In order to improve cashflow in the early years of the project, an elevated cutoff grade of 4.0 g/t (diluted cut-off of 3.75 g/t) was used in the ACMA starter pit. Subsequently, the cutoff grade was dropped to 3.0 g/t. Mid-grade ore mined during the early phase of the mine life will be stockpiled for treatment at the end of the mine life. Material between 2.1 g/t and 3.0 g/t (simulating a diluted cut-off of 2.0 g/t) was also stockpiled and fed after the mid-grade stockpiles were depleted.

Production will commence in ACMA, which will be mined through most of the mine life. Pre-production stripping will commence in ACMA Phase 1 in Year -1 and this phase will be completed in Year 3. ACMA Phase 2 will commence in Year 1 and be completed in Year 7 and while the third phase will start in Year 4 and complete in

Project No.: L468B	Page 19-9

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Year 10. Lewis Phase 1 will start in Year 2 and be completed in Year 15. The second phase of Lewis will be started in Year 10 and completed in Year 16.

The annual mine production was balanced to haulage truck requirements. Preliminary haulage profiles were developed and truck productivities calculated using Caterpillar Inc.’s FPC program.

The resulting production forecast is shown in Table 19.5.

Table 19.5: Production Forecast (t, oz x 1,000)

		Mined		Milled				Recovered
		Ore	Waste	Direct	Stockpile	Total	Grade	Gold
		t	t	t	t	t	g/t	oz
	Yr 1	11,611	80,888	5,000	2,300	7,300	5.39	1,205
	Yr 2	14,795	77,462	7,300		7,300	4.75	1,052
	Yr 3	13,945	80,404	7,300		7,300	5.53	1,206
	Yr 4	15,144	77,226	6,645	655	7,300	4.36	917
	Yr 5	12,578	55,685	7,300		7,300	4.47	901
	Yr 6	8,358	27,894	7,300		7,300	5.00	993
	Yr.7	3,491	24,627	3,440	3,860	7,300	3.63	782
	Yr 8	4,586	45,795	4,586	2,714	7,300	2.97	614
	Yr 9	3,726	18,972	3,726	3,574	7,300	3.00	603
	Yr 10	1,677	3,434	1,677	5,623	7,300	2.81	561
	Yr 11				7,300	7,300	2.46	488
	Yr 12				7,300	7,300	2.46	488
	Yr 13				7,300	7,300	2.46	488
	Yr 14				1,047	1,047	2.46	70
	Yr 15
	Total	95,947	567,391	54,274	41,673	95,947	3.78	10,368

19.3.3

Mine Production Equipment

Conventional open pit mining equipment will be used at Donlin Creek. However, the need to maintain selectivity in the ore zones to maximize the plant feed grade must be balanced against the relatively high strip ratio. After analyzing this situation, AMEC elected to select a dual fleet. A wheel loader and front shovel excavator with 200 t capacity haulage trucks will be used in the ore and a large rope shovel will load waste into 240 t haulage trucks for the bulk of the stripping. This will also require mining in two different configurations, 5 m benches in the ore zones and 10 m or 15 m benches in the upper benches of the pushbacks.

The mining equipment requirements are shown in Table 19.6.

Project No.: L468B	Page 19-10

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

	Table 19.6: Open Pit Production Equipment

	Type	Size	Number
	Blasthole drill	254mm	2
	Blasthole drill	133mm	1
	Tank drill	75mm	1
	Wheel loader	11m³	1
	Front shovel excavator	18m³	2
	Electric rope shovel	43m³	1
	Haulage truck	200t	10
	Haul truck	240t	24
	Track dozer	425kW	4
	Motor grader	200kW	2
	Excavator	240kW	1

This fleet assumes that the two larger blasthole drills will be used for waste and with the smaller unit in ore. Support equipment will include track dozers, motor graders, and an excavator. This equipment will be used to maintain the road surfaces, dumps, and operating benches. The excavator will be used to maintain collection ditches, sumps, and support ore loading.

To estimate the equipment productivity, AMEC assumed that the workday would consist of two twelve-hour shifts. Planned delays (coffee and lunch breaks and shift changes) will reduce the available hours to 21 hours per day. Unscheduled delays, including stoppages due to inclement weather, will reduce the annual days available for open pit mining to 350 days. This results in an average of 7,350 operating hours available per year.

A factor of 50 minutes worked per hour was applied to all equipment to determine the effective productivities. This factor accounts for unscheduled operating items such as blasting delays, dynamic delays at the loader and dump, truck reassignment and grade control shut downs.

19.3.4

Mine Dewatering

Significant water flows, in some instances artesian flows, were encountered during drilling at ACMA. Placer Dome completed some analysis of this water that indicated that it contained elevated levels of arsenic. Based on these preliminary data, AMEC assumed that the ACMA pit will require dewatering using perimeter wells and that this water will require treatment to remove the arsenic prior to discharge. Preliminary assessment by Water Management Consultants Inc. (WMC, 1999) indicated that pit dewatering wells could produce 100 to 200 L/sec. (1,500 to 3,000 U.S. gpm).

Project No.: L468B	Page 19-11

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

19.4

Process Description

Based on the foregoing testwork the flowsheet will be based on conventional and commercially proven crushing, grinding, flotation and POX-CIL processes and equipment to produce gold doré bullion.

The pressure oxidation circuit is of a proven design, as used commercially by a number of operating companies. However, the Donlin autoclave circuit is significantly simplified in design due to the production of an autogenous concentrate feed. This eliminates the requirement for more complex peripheral heat recovery and preheat systems as employed on whole ore autoclave installations. Likewise the autoclave discharge slurry cooling system takes advantage of the cool climate and employs a simple flash and slurry splash tower system. Other commercial autoclaves located in warmer climates utilize multiple flash tanks and water-cooled heat exchangers with exotic materials of construction.

19.4.1

Primary Crushing

Ore from the mining operation is hauled truck into the dump pocket a gyratory crusher. A dump pocket is provided above the crusher. A hydraulic rock breaker is provided to clear blockages from the crusher. The crushing system is designed for 20,000 t/d.

Crushed ore from the primary crusher is conveyed to a conical coarse ore stockpile near the grinding facility.

19.4.2

Grinding

Ore from the stockpile is fed to the grinding circuit by reclaim apron feeders located underneath the stockpile. A conveyor carries the ore to the SAG mill.

Initial grinding is carried out in a SAG mill. Grinding to a final product size P80 of 53 mm is done in a ball mill. The ball mill circuit is operated in closed circuit with hydrocyclones.

19.4.3

Flotation

Overflow from the ball mill cyclones is fed to a bank of rougher tank flotation cells. Rougher concentrate is thickened in a high capacity thickener prior to being fed to concentrate storage tanks.

Rougher tails which comprises about 85% of the flotation feed, and have a high net acid neutralization potential, are combined with CIL and neutralization tails, and pumped to the tailings pond for disposal. Water is reclaimed from the tailings pond for process use.

Project No.: L468B	Page 19-12

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

19.4.4

Pressure Oxidation

Carbonates in the ore are destroyed by recycled and fresh sulphuric acid in a series of three carbonate reaction tanks prior to oxidation in the autoclave. The carbonate circuit tails is pumped to a high capacity thickener. Thickener overflow reports to a series of tanks for neutralization. Thickener underflow reports to the autoclave feed tank from which it is pumped to the autoclave through a pair of positive displacement pumps.

Pressure oxidation is carried out at a temperature of 220°C in a brick lined autoclave, which consists of a series of agitated compartments injected by oxygen. This causes the complete oxidation of sulphur mineralization and makes the ore more amenable to cyanide leaching. Arsenic associated with the ore is also fixed as ferroarsenate, a stable benign form of arsenic that is suitable for disposal in the tailings dam. An oxygen plant supplies oxygen.

The autoclave discharge is flashed in a series of 2 flash towers and then cooled in an air cooled splash tower. Flash steam is treated in a scrubber. A boiler is provided to supply steam on start-up. A series of wash thickeners are used to wash the oxidized slurry prior to cyanidation leaching. The acidic overflow from the first wash thickener is recirculated to the acidulation carbonate destruction tanks. Process wash water is added to the No.2 wash thickener. The washed underflow from the No.2 CCD wash thickener is neutralized with lime in neutralization tanks before being fed pumped to the cyanidation circuit

19.4.5

Leaching/Carbon-In-Pulp

Cyanidation leaching is carried out initially in two leach tanks. A series of eight-Carbon-In-Leach tanks are then used to recover gold to activated carbon. Each CIL tank is equipped with a screen and a pump for carbon slurry separation and transfer respectively. CIL tailings are treated for cyanide destruction using the SO2 process.

19.4.6

Elution and Refinery

Loaded carbon recovered from the CIL circuit is acid washed and then stripped using Zadra elution. Pregnant solution from the elution circuit is fed to a series of electrowinning cells. Stripped carbon is reactivated in a kiln and recycled to the CIL. Gold is recovered onto stainless steel wool and is then recovered for refining in a standard induction furnace.

Project No.: L468B	Page 19-13

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Table 19.7: Basic Plant Design Criteria

Operating Criteria			Data
Processing Rate	t/a	7,900,000	Nova
Processing Plant Availability	%	90	AMEC
Processing Rate	t/d	20,000	Calc
	t/h	926	Calc
Ore Crushing & Storage
Crushing Rate (Design)	t/d	20,000	AMEC
Crusher Type		Gyratory	AMEC
Crusher Size		54/75	AMEC
Crusher Product P80	mm	200
Stockpile Type		Conical
Stockpile Capacity	t	20,000	AMEC
Grinding
Bond Ball Mill Work Index		13.0	Test
SAG Efficiency Factor		1.4	AMEC
SAG Mill No.		2
SAG Mill Size (Diam. By EGL)	m	7.92 by 3.05
Ball Charge Volume	%	8
Pebble Recycling		Water Jet
Installed SAG Mill Motor Power	MW	3.7
Ball Mill No.		2
Ball Mill Size	m	6.09 by 10.36
Ball Mill Feed Size (microns)		800
Final Grind P80 (microns)		53	Test
Installed Ball Mill Motor Power	MW	6.7
Classification		Cyclone
Circulating Load	%	350
Flotation and Regrind			AMEC
Rougher Flotation Banks		2
Rougher Cell No. (Size)	m	6 of 130
Residence Time	min	50	Test
Cleaner Cell No. (Size)	m	8 of 14	AMEC
Concentrate Wt%.	%	15	Test
Concentrate S%	%	7.5	Test
Thickening and Acidulation
Conc. Thickener No. (Diameter)	m	2 of 15.2	Est.
Conc. Slurry Storage Capacity	h	4
Acidulation Residence Time	h	6	Test
CCD Acid Recycle		Yes
Acid Consumption	kg/t	20	Test
Pre-POX Thickener No. (Diam.)	m	2 of 15.2	Est.
Autoclave Feed Surge Capacity	h	1	AMEC

Project No.: L468B	Page 19-14

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Operating Criteria			Data
Pre-POX Liquor Neutralization		Lime
Neutralization/Precipitation Capacity	h	6
Pressure Oxidation
Autoclave No. (Residence Time)	min	2 of 90	Test
Vessel Shell Size tan/tan (OD)	m	18.4 (4.5)	AMEC
Lining (Process Diameter)	m	Brick (4.1)
No. Compartments & Agitators		4
Operating Temperature	°C	225
Operating Pressure	Mpa	2.6
Discharge Flash Stages (Capacity)	kg/h/m2	2 (1,750)
Flash Steam Recovery System		Scrubber
Preheat Recovery System		No
Autoclave Cooling		Water Inject
Slurry Discharge Cooling System		Splash Tower
cooling Medium		Air (fan)
Oxygen Utilization Efficiency	%	75	AMEC
Oxygen Consumption	kgO2/tS	3.125
Oxygen Plant Capacity	t/d	350
CCD Wash and Neutralization			AMEC
No. Wash Stages (Diameter)	m	4 of 15.2
Oxidized Slurry Neutralization		Lime
Neutralization Residence Time	h	6
Pre-POX Liquor Neutralization		Lime
Neutralization/Precipitation Capacity	h	6
Lime Consumption	kg/t	35	Est.
Carbon-in-Leach and Recovery
Leach Residence Time	h	8	AMEC
CIL Residence Time	h	24
Cyanide Consumption	kg/t	0.75	Test
Cyanide Destruction of Tails		SO2 Process	AMEC
Carbon Loading	kg/t	5
Carbon Stripped	t/d	28
Carbon Batch	t	7
No. Strip Columns		4
Carbon Acid Wash		Yes
Carbon Stripping		Zadra Elution
Carbon Reactivation		2 of Kiln
Kiln Size	m	1.22 by 12.0
Pregnant Solution Gold Recovery		Electrowin

Project No.: L468B	Page 19-15

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

19.5	Site Infrastructure

19.5.1

Site Conditions

The project site is situated in hilly terrain with topographic relief of about 300 m. Bedrock, consisting of relatively weak shales and greywackes, is present at relatively shallow depth, and may be weathered to considerable depth. Permafrost is discontinuous in the area and depends on slope aspect. Surficial soils also vary in nature and competence depending on slope orientation and steepness. The climate at site is relatively cold and dry with temperatures ranging from about -40°C to +30°C. Annual precipitation is about 400 mm, which is believed to be only slightly greater than evaporation.

19.5.2

Site Layout

The site layout is shown in Drawing A1-L468B-100-K-001.

Several alternative sites on the north and south sides of American Creek and on lower ground close to Crooked Creek were considered during this and previous studies. The sites north of American Creek, although closer to the open pits, were ruled out, as they would occupy space required for the waste dump and required more preparatory earthwork. The lower sites would incur much greater pumping costs to convey the tailings to the impoundment in the upper part of American Creek. For these reasons, the southern ridge-top site was selected. An additional advantage of this site is that it will drain mostly into the water collection system downstream of the tailings pond, thus reducing its potential environmental and permitting impacts.

For the purpose of this study, it was assumed that the existing airstrip, which will be mined out by the ACMA pit, would be used during the initial years of the operation. Thus the plant facilities will be located as far to the east along the ridge as practical.

During the next phase of study, the location and configuration of the primary crusher and coarse ore stockpile will have to be finalized. These will depend on the optimal location of the haulage road across American Creek.

Sufficient additional space for laydown can be developed between the crusher and the end of the airstrip and by filling on the relatively gentle slope on the south side of the ridge.

19.5.3

Mine Support Facilities

For this study, the mine equipment maintenance workshop and mine dry will be located on the ridge adjacent to the crusher. Other buildings, including the accommodations facility, warehouse, maintenance shops and laboratory will be sited in relatively close proximity to the process plant.

Project No.: L468B	Page 19-16

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

During the next phase of study, additional work should be completed to optimize the layout. Benches at different elevations for the ancillary buildings and reduction of the overall site footprint may reduce earthworks costs.

The mobile equipment maintenance shop will require twelve bays and attendant workshops.

Relatively basic messing, recreation and accommodation facilities will be provided initially, with expansion and upgrading in later stages. The camp will consist of trailer-sized modules that will be stacked to conserve the limited space available at the site. Heated and insulated corridors will connect the camp, process and service buildings. Potential sites for the construction camp are at either end of the existing airstrip or possibly the ridge to the south of the tailings dam.

19.5.4

Site Access Roads

The access road from the village of Crooked Creek will generally follow the creek to its confluence with American Creek. From here it will run alongside the existing airstrip to the plant site. Other minor roads will include access to the tailings impoundment further east in American Creek.

The main haulage road linking the pits to the crusher will be constructed over a mine rock causeway across American Creek. This embankment may also serve as a support structure for water management pond downstream of the tailings dam.

19.6

Tailings Impoundment

The design of the tailings impoundment was based primarily on work completed for Placer Dome by EBA Engineering Consultants Ltd. (EBA, 1999), subsequently reviewed and modified by Agra Earth and Environmental Limited (AEE) (AEE, 1999). The design option suggested by AEE was amended slightly to adjust the alignment and ultimate crest to meet the required capacity.

The tailings impoundment will be located in the American Creek drainage upstream of the open pits. It was sized to contain approximately 100 million tonnes of tailings and 50 million tonnes of potentially acid generating (PAG) waste rock. This material will require an estimated volume of about 110 million m3. The previous studies developed an impoundment with an ultimate embankment crest at elevation 275 m. With slight re-adjustment of the alignment of the main impounding embankment, and addition of saddle dams along the south side of the impoundment, the required capacity can be achieved with a crest elevation of approximately 290 m.

The upstream face of the impounding embankment will be lined to ensure long term storage and saturation of the impounded mine rock and tailings. A modest allowance was included for foundation grouting to reduce seepage though bedrock fractures.

Project No.: L468B	Page 19-17

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Secondary structures will be installed downstream of the impoundment to intercept seepage. After its exhaustion, this water will collect in the ACMA pit.

An important consideration in the closure design will be the capping layer on the impounded tailings to achieve a balance between long term seepage losses and infiltration from catchment runoff.

The starter dam will provide storage for the first three years of operations. The crest of the impounding embankment would be at elevation 230 m. The embankment will consist mainly of run of mine non-PAG waste rock, with a transition zone on the upstream face that will provide liner bedding and serve as a filter against tailings leakage. The liner will be tied into a seepage cutoff trench along the upstream toe, which in turn is tied into a grout curtain intended to cut off major seepage pathways through bedrock.

The tailings impoundment will be progressively raised during the life of the project using non-PAG mine waste rock. Ultimately the embankment will become contiguous with the main waste rock dump that will occupy both the ACMA pit and the intervening space in the American Creek valley.

19.7

Water Management

Domestic and process water will be supplied from three sources. Existing wells south of American Creek supply the exploration camp. The water from these wells does not contain the elevated levels of arsenic seen at ACMA, apparently due to a geological feature. Additional wells will be required, primarily for domestic consumption.

The primary source of process water will be the catchment area above the American Creek tailings facility. Runoff water and tailings decant will be collected in the facility and returned to the plant. It was assumed that this water would be suitable for process use.

As noted above, structures constructed below the impoundment will intercept seepage, which will be pumped back to the impoundment. Drainage from the plant and support facilities will be drained to the maximum practical extent towards the seepage interception structures, minimizing impacts on other catchments to the south.

The preliminary analysis completed by Placer Dome indicates that the mine dewatering will be a significant source of water, with the likely result that the project will require a net discharge of water. This mine water will be either pumped directly to treatment or to the tailings impoundment.

An allowance for water treatment was included due to the likelihood of having to discharge water that otherwise would contain elevated levels of arsenic. The treatment system envisioned in this study will be a ferric co-precipitation high density

Project No.: L468B	Page 19-18

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

sludge (HDS) recycle system using ferric sulphate, lime and flocculants to precipitate arsenic and other metals, followed by final filtration to remove residual suspended solids.

The plant will be totally enclosed to allow for winter operation and it will be fully automated to allow for remote monitoring and control.

A detailed water balance will be required for the next phase of study. This will necessitate determining the quality and quantity of the pit dewatering water, confirming that the process water can be made up of tailings reclaim, confirming the capacity of the wells at the exploration camp, estimating the runoff in the American Creek valley, and finalizing the process water requirements.

19.8	Electrical Power and Fuel Storage The anticipated project electrical load is shown in Table 19.8. Table 19.8: Electrical Loads

Estimated Load
MW
Process Plant	42.6
Infrastructure	6.1
Mine	4.9
Total	53.6

Three options for providing power to the project were assessed during the study. The conventional methodology used in recent greenfields remote mine sites has been to generate the power on-site using internal combustion diesel engines as the prime movers. In the case of Donlin Creek, this would require approximately 64 MW of installed capacity. The generating station would consume approximately 100 million litres of fuel per year.

The second alternative that was assessed was based on study completed for Nuvista Light & Power, Inc. (Nuvista), a non-profit corporation formed by Calista (Bettine, 2001). This study was commissioned to assess how to rationalize provision of energy to the region. It evaluated options both including and excluding the Donlin Creek project. AMEC reviewed a draft of the study and incorporated its findings into our analysis.

For the Donlin Creek alternatives, the Nuvista report recommends a two phase approach, with on-site generation for the initial operation, followed by a large coal-fired

Project No.: L468B	Page 19-19

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

plant in Bethel with regional transmission, including Donlin Creek, for expansion. The report estimates that such a system could provide power to the project for $0.09 /kWh.

The third option would be to purchase power from the utilities that current supply power in the Fairbanks region. A transmission line would be constructed to the region to supply both its and the mine’s requirements. The line would be approximately 620 km (385 mi) long. This option was evaluated by the Nuvista report, which estimated that power may be available in the Fairbanks area at a price of $0.055 /kWh. The Nuvista report ruled out this option because additional generating capacity would have to be constructed in the Fairbanks area and because of the cost of the transmission line construction.

Notwithstanding the conclusions of the Nuvista report, the third option was selected for the Preliminary Assessment and an all-in power price of $0.05 /kWh was used in the study. Energy costs were determined to be a major project driver, and the economics of providing power to the region would be significantly affected by the presence of the project. Thus, AMEC believes that for the purposes of this study, it is reasonable to determine the cashflows at the lower energy price. Nonetheless, the sensitivity to the higher price was also tested.

19.9	Transportation Infrastructure

19.9.1

Airstrip

The existing airstrip lies along the top of the ridge south of American Creek (see Drawing A1-L468B-100-K-001). It is approximately 1,500 m long with a slope of about 6%. Previous studies have indicated that it could be extended to approximately 1,500 m. However, its steep gradient makes it generally unsuitable for long-term use. In addition, it falls within the ultimate outline of the ACMA pit and will have to be relocated during the project.

The existing airstrip will be used to commence production, with modest extension to its length and addition of navigational aids and fire-fighting equipment. It will be relocated in Year 4.

Potential sites for a future 1,800 m airstrip capable of jet-based passenger and freight service were identified previously on the relatively gentle terrain approximately 9 km west of the site. These would require construction of an access road, provision of power and relocation of the navigation aids.

19.9.2

Access Road

Placer Dome evaluated several alternate routes that avoided impacting the village of Crooked Creek. However, during this study, Calista indicated that a route that terminated at the village was preferable for a number of reasons. First, it could be

Project No.: L468B	Page 19-20

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

constructed on lands owned or controlled by Calista. Second, the previous route, although it eliminated any impacts on the village, did not provide any benefits to the village. Third, a route through the village would be more consistent with the regional transportation plan. Accordingly, a route that generally parallels Crooked Creek was chosen for this study.

The road will be an all-weather structure, approximately 23 km (14 mi) long with a gravel surface. The precise routing was not finalized during this study, but the road will require at least one major crossing over Crooked Creek and smaller bridge crossings at two tributaries.

The study assumes that funding for the road will be provided through a regional transportation program, with no capital cost to the project. The operating cost assumes a nominal cost for road maintenance.

During the prefeasibility study, the viability of the selected route must be confirmed. The suitability of the ground for road construction, availability of borrow material, the amount of road cuts and fill, and the hydrology of Crooked Creek and its tributaries all must be determined prior to the route’s final selection.

19.10

Crooked Creek Facilities

The primary means of access to the site will be by barge up the Kuskokwim River. It is assumed that large ocean-going barges will be used to transport the supplies from Canada or the continental United States to a trans-shipment facility at Bethel. Here they will be reloaded onto smaller barges for the trip upriver to Crooked Creek.

For the purpose of the study, AMEC assumed that the annual re-supply requirements would be approximately 100,000 t of supplies. The facilities at Crooked Creek will comprise the offshore and on-shore elements necessary to support such a large material movement exercise.

A barge unloading dock will be constructed in the river. Two potential sites have been identified, upstream and downstream of the confluence with Crooked Creek, as shown in Figure 19.1. As the barging season is relatively short the dock will be required to handle both freight and fuel barges simultaneously. In addition to the dock facility, mooring dolphins will be installed in the river to allow barges to be parked waiting either for unloading or for the return trip to Bethel.

The on-shore facility will consist primarily of a laydown yard with sufficient space for stacked containers and a fuel tank farm. The facility will occupy an area of about 10 ha (25 acres), which is comparable to other facilities in Alaska. All the land along the riverfront has been allotted, and to minimize compensation claims and usage conflicts, the laydown site will be located approximately 1 km north of the river. There are

Project No.: L468B	Page 19-21

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

alternatives sites on either side of Crooked Creek. It appears that access between the dock and laydown area can be gained primarily from existing road routes.

The annual re-supply is of critical importance to the project. A detailed study of the proposed barging concept is required to ensure its viability. The duration of high water on the river is a major issue, as it will determine the level of barge traffic. The availability of sufficient barges to provide the service must be determined. The profile of the river at the proposed dock sites will be needed to determine if they are viable and to what extent dredging will be required there and elsewhere along the river route. The dock and mooring dolphins must be built to withstand ice movement during the winter and the movement of ice masses down the river at spring break-up, and the pertinent data must be collected.

19.11	Capital Cost Estimate

19.11.1

Introduction

The estimated capital cost estimate for the proposed facilities described in this report is $602 million and should be considered at a conceptual level with a probable range of accuracy of ±35%. The estimate includes the direct field costs of executing the project, plus owner’s and indirect costs associated with detail design, construction and commissioning. This estimate excludes all development and study costs and assumes that the project has been advanced to the detail design phase. All costs are stated in 2nd quarter, 2002 U.S. dollars with no allowance for escalation beyond this point. The estimate is summarized in Table 19.9.

Table 19.9: Base Case – Initial Capital ($ x 1,000)

$
Mining	112,521
Plant	205,394
Infrastructure	80,449
Subtotal Direct	398,364
Owners Costs	20,000
Indirects	104,140
Subtotal	522,504
Contingency	79,582
Total	602,086

Costs included in this estimate were based on preliminary design criteria, general arrangement drawings, supplemental sketches, equipment list and in-house database.

Project No.: L468B	Page 19-22

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

The project work breakdown structure has been used to format the estimate. The major areas are:

	•	2000 Mining
	•	3000 Processing
	•	4000 Tailings
	•	5000 Ancillary Facilities
	•	6000 On-Site Infrastructure
	•	7000 Off-Site Infrastructure
	•	8000 Owner’s Costs
	•	9000 Indirects

19.11.2

Direct Costs

For the purpose of this study, all construction contractor indirect costs have been considered to be direct costs. These costs have been estimated using the following methods:

Preproduction stripping costs were estimated on the basis of owner operation. Unit rates for labour, equipment operation and consumables were applied to the production forecast to estimate mining costs. Mining equipment prices were based on recent quotes or AMEC data.

Other equipment pricing was based on new equipment from other projects of similar scope.

Generally bulk materials were estimated as a factor of the process equipment cost for each area. For the purpose of estimating construction camp sizing and catering costs, manhours were derived for bulk material installation.

A preliminary takeoff of bulk civil quantities was done for site preparation and tailings facilities construction. These quantities were priced through the application of unit rates recently obtained on a similar project.

Installation manhours were based on standard in-house units derived from total installed costs or included in subcontract costs. A built up average labour rate of $70.00 per hour was used in these calculations.

19.11.3	Sustaining Capital Costs Estimates have been made for sustaining capital for the mine, process plant and tailings facilities. An allowance was also made for closure at the end of the mine life.

Project No.: L468B	Page 19-23

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

19.11.4

Indirect Costs

Costs are included for the engineering, design, procurement and construction management for the project. Costs have been estimated at 12% of direct costs (excluding mining) based on similar projects.

An allowance has been included for vendor reps, consultant engineering staff and contractor labour for startup and commissioning.

Spare parts have been estimated at 5% of mechanical and electrical equipment. An allowance has been made for first fills. First fill of fuel tanks is not included.

All contractor indirects and temporary facilities have been included in the hourly wage rate. An allowance of $5,000,000 for contractor construction equipment has been included in indirect costs.

An allowance of 12% of purchased material and equipment has been included for freight. Freight to port of exit has been included in the equipment cost.

No taxes or import duties have been included.

Owner’s costs are based on costs of projects of a similar nature.

A construction camp for 400 men has been included. The permanent camp will also be utilized during construction. The cost of catering and camp services was based on construction man-hours and calculated at $50.00 per day.

19.11.5

Contingency

A contingency of 15% has been included to cover items, unforeseen at this time, within the project scope and for errors and omissions in the cost estimate. The contingency is not intended to cover changes in the project scope or escalation.

19.11.6	Assumptions The following assumptions have been made in the preparation of this estimate:

	•	Two construction seasons will be required for construction of the surface plant
	•	All purchase orders and contracts will be competitively tendered on a lump sum basis
	•	Site work will be continuous and will not be constrained by the Owner
	•	Geotechnical investigations will support the assumption for foundations made in the preparation of this estimate
	•	Qualified contractors and tradesmen will be available in Alaska and will be accommodated on site.

Project No.: L468B	Page 19-24

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

	•	The project access road, power supply and fuel storage will be provided by others.

19.11.7	Exclusions

The following costs have not been included in this estimate:

	•	feasibility stage development costs
	•	exploration costs
	•	the cost of this or any other study
	•	scope changes
	•	building, environmental or other permits
	•	the cost of rights, royalties, licensing fees and insurance
	•	remediation capital
	•	the costs of purchasing or leasing land including road and power line rights of way
	•	geotechnical studies
	•	federal and state sales or other taxes
	•	import duties
	•	legal costs
	•	financing costs including interest during construction
	•	escalation beyond 2nd quarter, 2002
	•	working capital.

19.12	Operating Costs

The operating cost estimates were based on information provided by Placer Dome, AMEC’s experience in Alaska and northern Canada, other AMEC data, and assumptions that AMEC believes are reasonable given the level of study and the project’s position in its development cycle.

The estimates for the three operating areas, mining, process and general and administration (G&A), were developed using different methodologies that are explained below. AMEC believes these estimates are to a scoping study level of accuracy, i.e. ±35%. No contingency was applied.

The life of mine average operating costs by area are shown in Table 19.10.

Table 19.10: Life of Mine Average Operating Costs

$/t milled
Mining	3.88
Processing	9.37
G&A	4.19
Total	17.44

Project No.: L468B	Page 19-25

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

19.12.1	Mining Operating Costs The mine operating costs were estimated using the following process:

	•	The mining equipment productivity was calculated using haulage simulation and standard industry productivities for loading and drilling equipment.
	•	The annual equipment usage requirements were calculated by applying these productivities to the annual production forecast.
	•	The labour requirements were also derived in this fashion and Alaskan wage rates from AMEC relevant data were applied to estimate the labour cost component.
	•	The equipment hourly operating costs were based on public domain cost data.
	•	The fuel price used was $0.26 /L ($1.00 /U.S.Gal) and the power cost used was $0.05 /kWh.
	•	Costs for auxiliary and support equipment were also applied.
	•	The mine general expense component was estimated from AMEC experience. An allowance was included for maintaining the ACMA pit dewatering system.

The life of mine average operating cost was estimated to be $0.62 /t mined.

19.12.2

Process

The reagent consumptions used in this Technical Report to determine operating costs are based on the consumptions determined in Placer Dome’s third phase of testwork using Lewis intrusive and sediment ores. AMEC believe these consumable consumption projections are reasonable. The most recent testwork indicated similar reagent consumptions could be expected on ACMA Intrusive ores.

Power cost, and the cost of generating oxygen on site is a major cost component of the process operating cost for autoclaves. AMEC used an oxygen utilization of 75% to determine oxygen consumption, which is reasonable relative to the testwork utilization of 80%.

Lime has been identified as one of the major consumable cost components of the process, and requires the transport of about 45,000 t/yr of lime to site. Only lime (90% available CaO) has been used in the calculation of neutralization costs. A local cheaper supply of limestone could possibly replace 50% of this transport cost requirement and reduce the process consumable operating costs by about 5%.

No comprehensive testing has been done to determine the work index and grinding characteristics of the Donlin ore types. Bond ball work indices ranged from 9.0 kWh/t to 14.5 kWh/t indicating the ore is of moderate grind competency. A bond ball mill work index of 13 kWh/t was used for grinding energy determination and mill sizing.

Project No.: L468B	Page 19-26

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

The process operating costs for the Donlin Creek Project are summarized in Table 19.11. Transportation costs for consumables are included in G & A costs. Site water treatment costs are included in the process plant operating costs. All site electrical costs are included in the process operating cost. An off-site power supply cost of $0.05 /kWh was used to calculate electrical costs based on the experience at Fort Knox Gold Mine. Staffing and labor requirements are based on recent surveys of current operating mines in Alaska. The total processing manpower complement is 119, which includes 36 maintenance and 17 metallurgical and laboratory personnel respectively.

Table 19.11: Process Operating Costs

	Category	$/yr	$/t
	Manpower	11,774	1.61
	Consumables
	Process Supplies	29,664	4.06
	Maintenance Supplies	4,952	0.68
	Tailings Supplies	511	0.07
	Assay Supplies	219	0.03
	Electrical Power	21,255	2.91
	Total	68,374	9.37

19.12.3

G&A

The G&A costs were estimated based on AMEC’s information on similar Alaskan operations. The G&A staffing and labor requirements are presented in Table 19.12 and other G&A costs are shown in Table 19.13. The allowance for local property taxes ($2.25 million per year) was based on similar taxation levels at the Fort Knox and Red Dog mines. An allowance of $2 /oz was included for ongoing reclamation. The supplies transport cost of $150 /t is based on previous studies for Placer Dome and on information available to AMEC’s for similar operations. The 100,000 t annual supplies tonnage required to sustain a 20,000 t/d operation was calculated from consumable schedules. Process consumables consist of 80% of this tonnage.

Project No.: L468B	Page 19-27

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Table 19.12: G&A Personnel Cost Estimate

		Base Salary	Burden
Position	Number	$/yr	%	$/yr	$/t
Mine General Manager	1	150,000	22.5	183,750	0.03
Environmental/External Affairs Supt.	1	105,000	22.5	128,625	0.02
Administration/Accounting Supt.	1	90,000	22.5	110,250	0.02
Subtotal	3			422,625	0.06
G&A Salaried Staff
Human Resources Director	1	85,000	22.5	104,125	0.01
Administrative Assistant	1	55,000	22.5	67,375	0.01
Safety/Training Director/ Medic	1	80,000	22.5	98,000	0.01
Safety/Training Coordinator/Medic	1	75,000	22.5	91,875	0.01
Environmental Engineer	1	75,000	22.5	91,875	0.01
Accounting Clerk	2	50,000	22.5	122,500	0.02
Payroll Clerk	1	60,000	22.5	73,500	0.01
Purchasing Agent	1	60,000	22.5	73,500	0.01
Computer Systems Analyst	1	75,000	22.5	91,875	0.01
Subtotal	10			814,625	0.11
G& A Hourly Staff
Expediter	2	16.00	45	111,360	0.02
Warehouse Inventory	2	16.00	45	111,360	0.02
Warehouse Yard	2	16.00	45	111,360	0.02
Road Maintenance/Surface Labour	2	19.00	45	132,240	0.02
Sub-total	8			466,320	0.06
Total	21			1,703,570	0.23

Project No.: L468B	Page 19-28

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Table 19.13: G&A Supplies Cost Estimate

Office Supplies	Rate	$/yr	$/t
Administration		100,000	0.01
Training		80,000	0.01
Environmental		100,000	0.01
Security & Safety		30,000	0.00
Subtotal		310,000	0.04
Site Services
Communications		120,000	0.02
Employee transportation		3,000,000	0.41
Gold security services		120,000	0.02
Site Security (Outside contractor)		470,000	0.06
Mobile equipment (pickup truck gas & maintenance)		100,000	0.01
Building maintenance (% infra buildings)		200,000	0.03
Subtotal		4,010,000	0.55
Site Utilities
Access Road		270,000	0.04
Transmission line maintenance		15,000	0.00
Road & yardwork		95,000	0.01
Subtotal		380,000	0.05
Camp & Kitchen Operations	300
Contract rate per manday in camp	$$32	3,504,000	0.48
Miscellaneous
Recruiting		50,000	0.01
Housing & relocation allowances		100,000	0.01
Insurance		500,000	0.07
Local property taxes		2,250,000	0.31
Reclamation accrual ($/oz)	$$2.00	2,535,000	0.35
Community support		100,000	0.01
Outside consultants		200,000	0.03
Legal & audit		200,000	0.03
Travel expenses		150,000	0.02
Subtotal		6,085,000	0.83
Supplies Transport	$150
Consumable Supplies (t)	100,000	15,000,000	2.05
Total G&A Supplies		29,289,000	3.96
Total G&A Labour		1,704,000	0.23
Total G&A		30,993,000	4.19

Project No.: L468B	Page 19-29

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

19.13	Financial Analysis The base case for project analysis was built on the following assumptions:

	•	Capital cost estimates for a 20,000 t/d process plant operation
	•	Operating cost estimates for Mining, Processing, and G&A on the basis of 20,000 t/d throughput, utilizing stockpiling between mine and process plant
	•	$300 gold price
	•	Typical US Federal and Alaskan State taxation
	•	All costs and revenues in unescalated 1st Qtr 2002 U.S. dollars
	•	100% equity financing
	•	99.9% payable gold
	•	$5.00 per oz charge to cover refining, transport and insurance
	•	Third Party Royalty payable to Calista Corporation on the following basis:
		–	The greater of 1.5% NSR or $500,000 for the lesser of the first five years or the payback period
		–	Then the greater of 4.5% NSR or $500,000 for the remaining mine life

•
Working capital estimates based on having two months additional supplies on hand, calculated on 65% of following year’s operating cost, and typical allowances of 10, 30, and 20 days for metal inventory, A/R and A/P respectively.

	•	Previous years’ operating losses of $23 million have been incorporated for tax purposes.
•
It has been assumed that for tax purposes, there will be preproduction exploration expenditures totalling approximately $77 million accumulated by the project. However, no allowance for these sunk costs was made in the cashflow.

Based on the above assumptions, the after-tax DCFROR for the base case is 11.0%, with an undiscounted cash flow of $409.0 million and an NPV of $172 million when discounted at 5%. The project payback for the base case scenario is 5.1 years.

A sensitivity analysis was completed to determine the affects of changes to capital and operating costs and gold price. The resulting sensitivities for the base case DCFROR for that analysis are shown in Table 19.14

Table 19.14: Sensitivity of After-tax DCFROR (%)

Change from Base	-20	-10	Base	+10	+20
Parameter
Gold price	-1.6	5.5	11.0	15.1	18.8
Capital Costs	15.8	13.2	11.0	9.1	7.5
Operating Costs	15.4	13.3	11.0	8.4	5.0

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

The project is most sensitive to changes in the gold price followed by changes to the operating costs and then changes to capital costs.

Two specific sensitivity cases were run. The first used a power cost of $0.09 /kWh. This reduced the after tax DCFROR to 7.3% and the NPV to $60.1 million when discounted at 5%. In the second case, the initial capital cost was reduced by the amount of the contingency. This raised the after tax DCFROR to 14.1% and the NPV to $231 million when discounted at 5%.

The cash costs associated with the project calculated on the basis of the Gold Institute standards are shown in Table 19.15.

Table 19.15: Project Cash Costs

	Cash Costs	$/oz
	Direct Operations Expense	161.57
	Treatment Charges	5.00
	Cash Operating Cost	166.57
	Royalties	8.77
	Production Taxes	0.15
	Total Cash Cost	175.48

19.14

Target Cases

As part of the Preliminary Assessment, AMEC evaluated a number of scenarios designed to test the impact of the project to changes in various project parameters and development strategies. Two of these cases were selected for inclusion in this report as Target Cases.

AMEC recommends in this report that NovaGold continue exploration on the property looking for near surface, higher grade resources and that a program of metallurgical testwork be initiated to assess means of improving the recovery projections used in the base case. The objective of the Target Cases was to assess the impact of success in these areas. AMEC believes the anticipated levels of success are reasonable given the data available.

Scenario 1 was based on the assumption that the exploration will find 21.5 million tonnes (approximately half of the starter pit at ACMA), grading 4.08 g/t with the same strip ratio as the ACMA starter pit. It was further assumed that this mineralization would be found in a zone remote from either ACMA or Lewis. The metallurgical recoveries for Lewis were increased to the levels shown in Table 16.4. The production forecast along with the initial capital for this case are shown in Tables 19.16 and 19.17.

Project No.: L468B	Page 19-31

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Table 19.16: Scenario 1 Production Forecast (t x 1,000, oz x 1,000)

	Mined		Milled				Recovered
	Ore	Waste	Direct	Stockpile	Total	Grade	Gold
	t	t	t	t	t	g/t	oz
Yr 1	4,974	86,103	4,974	2,326	7,300	5.40	1,202
Yr 2	5,643	74,551	5,643	1,657	7,300	5.01	1,095
Yr 3	7,300	78,152	7,300	-	7,300	5.63	1,223
Yr 4	6,273	77,314	6,273	1,027	7,300	5.06	1,095
Yr 5	6,304	75,833	6,304	996	7,300	4.90	1,050
Yr 6	6,763	74,079	6,763	537	7,300	4.25	898
Yr.7	7,300	50,145	7,300	-	7,300	4.47	943
Yr 8	7,300	28,657	7,300	-	7,300	4.49	939
Yr 9	6,334	43,274	6,334	966	7,300	3.46	733
Yr 10	2,123	9,386	2,123	5,177	7,300	3.48	747
Yr 11	1,374	1,912	1,374	5,926	7,300	3.00	626
Yr 12	-	-	-	7,300	7,300	2.46	512
Yr 13	-	-	-	7,300	7,300	2.46	512
Yr 14	-	-	-	7,300	7,300	2.46	512
Yr 15	-	-	-	7,300	7,300	2.46	509
Yr 16	-	-	-	7,300	7,300	2.46	509
Yr 17	-	-	-	640	640	2.46	45
Total	64,014	671,955	61,688	55,752	117,440	3.83	13,150

Table 19.17: Scenario 1 – Initial Capital ($ x 1,000)

$
Mining	114,987
Plant	205,394
Infrastructure	80,449
Subtotal Direct	400,830
Owners Costs	20,000
Indirects	104,140
Subtotal	524,970
Contingency	79,952
Total	604,922

Scenario 2 was also based on the assumption that approximately 21.5 million tonnes grading 4.08 g/t will be discovered. However, in this case, it was assumed that the resource would be found as an extension of the ACMA deposit, which reduced the

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NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

strip ratio of this material. The metallurgical improvements were also included. The production forecast for this case was based on commencing production at 8,000 t/d and expanding to 20,000 t/d in Year 4. The production forecast along with initial and expansion capital are shown in Tables 19.18 and 19.19.

Table 19.18: Scenario 2 Production Forecast (t x 1,000, oz x 1,000)

	Mined		Milled				Recovered
	Ore	Waste	Direct	Stockpile	Total	Grade	Gold
	t	t	t	t	t	g/t	oz
Yr 1	6,529	45,743	2,304	616	2,920	5.18	458
Yr 2	6,791	43,590	2,920	-	2,920	5.52	482
Yr 3	11,087	70,324	2,920	-	2,920	5.53	492
Yr 4	14,898	58,520	4,747	2,553	7,300	5.06	1,112
Yr 5	19,600	66,348	6,704	596	7,300	5.36	1,172
Yr 6	16,637	70,178	7,300	-	7,300	5.70	1,237
Yr.7	15,478	82,829	7,195	105	7,300	4.05	845
Yr 8	9,262	36,718	7,300	-	7,300	4.86	1,013
Yr 9	7,049	27,431	6,777	523	7,300	4.29	908
Yr 10	4,344	42,828	4,344	2,956	7,300	3.36	705
Yr 11	3,006	14,366	3,006	4,294	7,300	3.75	785
Yr 12	1,201	2,088	1,201	6,099	7,300	3.90	852
Yr 13	-	-	-	7,300	7,300	2.82	587
Yr 14	-	-	-	7,300	7,300	2.46	511
Yr 15	-	-	-	7,300	7,300	2.46	550
Yr 16	-	-	-	7,300	7,300	2.46	550
Yr 17	-	-	-	7,300	7,300	2.46	550
Yr 18	-	-	-	6,589	6,589	2.46	497
Total	117,549	589,020	56,718	60,831	117,549	3.83	13,306

Project No.: L468B	Page 19-33

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Table 19.19: Scenario 2 – Initial and Expansion Capital ($ x 1,000)

	Initial	Expansion

	$	$
Mining	71,839	-
Plant	105,670	99,723
Infrastructure	63,116	17,333
Subtotal Direct	240,626	117,056
Owners Costs	20,000	-
Indirects	67,720	36,420
Subtotal	328,346	153,476
Contingency	49,806	23,524
Total	378,152	177,000

The parameters for these two cases compared to the Base Case are shown in Table 19.20, while the sensitivities to variations in gold price are shown in Table 19.21.

Project No.: L468B	Page 19-34

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Table 19.20: Project Economic Parameter Summary

		Base Case	Scenario 1	Scenario 2
Plant throughput (thousands)	t/d	20	20	8 to 20
Mine Life	yrs	14	17	18
Ore	Mt	95.9	117.4	117.5
Initial 5 years average grade	g/t	4.90	5.20	5.29
Grade (life of mine)	g/t	3.78	3.83	3.83
Initial five years average annual gold production	oz/yr	1,056,000	1,133,000	743,000
Total recovered gold	oz	10,368,000	13,150,000	13,306,000
Initial 5 years gold recovery	%	91.8	92.9	93.6
Gold recovery (life of mine)%		89.0	90.8	91.9
Strip ratio		5.9	5.7	5.0
Cutoff grade	g/t	2.0	2.0	2.0
Initial capital cost (millions)		$522.5	525.0	328.3
15% contingency (millions)		$79.6	80.0	49.8
Total (millions)		$602.1	604.9	378.2
Operating Cost ($/t milled)
Mining	$/t	3.88	3.99	3.98
Processing	$/t	9.37	9.37	9.56
G&A	$/t	4.19	4.19	4.40
Total	$/t	17.44	17.55	17.94
Cash operating cost	$/oz	166.57	161.90	163.63
Total cash cost	$/oz	175.48	172.87	177.52
Total production cost	$/oz	241.87	226.00	230.28
Note:	The Scenario 2 expansion case requires an additional $177 million capital expenditure over Years 2 & 3 to expand the mill rate from 8,000 t/d to 20,000 t/d

Project No.: L468B	Page 19-35

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

Table 19.21: Price Sensitivity ($ x 1,000)

Gold Price			Base Case	Scenario 1	Scenario 2
$275	Pre-tax DCFROR	%	10.0	14.4	10.7
	After-tax DCFROR	%	6.8	10.5	7.2
	NPV (0%)		$235,018	466,600	392,731
	NPV (5%)		$48,143	182,258	84,572
	NPV (7.5%)		$(16,936)	87,465	(8,440)
	NPV (10%)		$(68,818)	13,584	(76,269)
	Payback	yr	6.0	5.7	8.5
$300	Pre-tax DCFROR	%	15.6	19.5	14.7
	After-tax DCFROR	%	10.7	14.3	10.2
	NPV (0%)		$401,906	681,105	595,568
	NPV (5%)		$164,716	326,237	209,433
	NPV (7.5%)		$82,176	208,142	92,346
	NPV (10%)		$16,301	116,061	6,443
	Payback	yr	5.2	4.7	7.4
$325	Pre-tax DCFROR	%	20.6	24.2	18.3
	After-tax DCFROR	%	14.7	17.6	13.0
	NPV (0%)		$579,308	884,070	793,961
	NPV (5%)		$291,316	461,797	332,907
	NPV (7.5%)		$190,928	321,539	192,461
	NPV (10%)		$110,636	212,192	88,926
	Payback	yr	4.4	4.1	6.5
$350	Pre-tax DCFROR		25.3%	28.7%	21.6%
	After-tax DCFROR		17.9%	20.6%	15.3%
	NPV (0%)		$738,715	1,082,592	976,449
	NPV (5%)		$403,729	594,672	446,273
	NPV (7.5%)		$286,976	432,811	284,301
	NPV (10%)		$193,535	306,628	164,531
	Payback	yr	3.8	3.6	5.9
$400	Pre-tax DCFROR		33.9%	36.9%	27.8%
	After-tax DCFROR		23.7%	26.2%	19.8%
	NPV (0%)		$1,054,761	1,456,493	1,344,105
	NPV (5%)		$625,988	847,289	675,750
	NPV (7.5%)		$476,687	645,228	470,476
	NPV (10%)		$357,147	487,574	317,923
	Payback	yr	3.0	2.9	5.2

Project No.: L468B	Page 19-36

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

20.0	CONCLUSIONS AND RECOMMENDATIONS The following conclusions may be drawn from the Preliminary Assessment:

•
The Preliminary Assessment confirms that the Donlin Creek property contains a substantial resource that, with additional exploration and concept development, may be developed into a major gold producer.

	•	The drilling completed by NovaGold and the reinterpretation of the geology of the deposits has improved the grade, and thus the value of the project from previous assessments.

	•	The study demonstrated the positive impact of near surface, high grade deposits, such as that outlined at ACMA.

•
While significant metallurgical testwork has been completed, there are a number of opportunities to enhance the operation of the process plant. These include evaluating means of enhancing gold recovery from sediment-hosted mineralization and optimizing the grind size, flotation recovery, leach recovery continuum. In addition, there appears to be some attraction for shipping a concentrate for offsite treatment. Another possibility may be bio-oxidation heap leaching to treat the material below cut-off.

	•	The partnership with Calista provides a number of benefits to the project.

	•	The Preliminary Assessment was based on a series of assumptions and as a result incorporates a number of risks:

•
This Preliminary Assessment includes the use of inferred resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. Thus there is no certainty that the results predicted by the Preliminary Assessment will be realized.

•
The Preliminary Assessment also speculates on the impact of exploration success on the project economics. This speculation is intended to provide direction for future exploration. NovaGold has developed a geological model for the property upon which it is reasonable to anticipate exploration success, but this report is not intended to endorse the certainty of that success.

•
Many of the project concepts, including waste rock disposal and the tailings impoundment facility, mine dewatering, water supply and water treatment, were based on preliminary evaluations and AMEC’s experience on similar projects. Minimal site-specific data are currently available to confirm these concepts.

Project No.: L468B	Page 20-1

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

•	Additional data must be collected to develop the design concepts for the potential access road route along Crooked Creek and to confirm the costs of its construction.

•
The project economics rely heavily on others providing major infrastructure components, including the power supply and the access road, with no capital cost to the project. Based on our discussions with Calista personnel, AMEC believes that these assumptions are reasonable at this stage of the project development. However, such reliance may have project timing, financing and permitting impacts.

•	The flow of the Kuskokwim River is variable during the summer months. The volume of barging on the river envisioned in this study is significantly greater than current level of transportation.

•
A number of the project concepts may become focus issues during permitting. These include tailings disposal and mine water discharge in an anadromous fish stream, the access road along Crooked Creek, construction of a major industrial facility in the village of Crooked Creek, and the barging of fuel and reagents up the Kuskokwim River. AMEC is unable to substantiate or quantify these impacts at this time.

•
The financial analysis conducted for this Preliminary Assessment was valued at the date of a production decision and does not incorporate sunk costs. These costs include additional exploration to add to and increase the confidence in the mineral resource, geotechnical and water management data collection, metallurgical testwork to confirm and optimize the existing flowsheet, negotiations with others to construct the access road and provide power, permitting, and project financing.

AMEC recommends the following be completed during the next phase of the project development:

•
Exploration should be focused on adding to the high grade, near surface resource and further definition of sediment-hosted mineralization. Most drilling to date targeted only intrusive dyke and sill intercepts. Adjacent favourable sediments must also be drill-tested.

•
Drilling should also target material that is within the ACMA and Lewis pit designs and is currently untested by drilling. If some of this material were converted to ore, the strip ratio would reduce accordingly.

•
Analysis should be completed to determine if the pit slopes could be designed to a steeper angle. The relatively high strip would indicate that steeper slopes would have a beneficial impact on the project economics.

Project No.: L468B	Page 20-2

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

•
Additional site-specific data must be collected for mine water management, tailings impoundment, potential for mine waste rock to generate acid drainage, site foundations, open pit wall slopes, and the Crooked Creek road route.

•	A multi-phase metallurgical program should be commissioned to evaluate methods to improve gold recovery in the sediment-hosted mineralization and to optimize the flowsheet.

•	The logistics plan using the Kuskokwim River must be confirmed by further study.

•	NovaGold should start to develop a permitting strategy for the project in parallel with the prefeasibility study.

•	NovaGold should continue discussions with other parties to confirm that the required infrastructure will be provided for the project.

Project No.: L468B	Page 20-3

NovaGold Resources Inc.
Technical Report
Preliminary Assessment - Donlin Creek Project, Alaska

21.0

REFERENCES

Bundtzen, T.K., and Miller, M.L., 1997, Precious metals associated with Late Cretaceous – Early Tertiary igneous rocks of southwestern Alaska: Economic Geology Monograph 9. p. 242-286.

Decker, J.E., Blodgett, R.B., Box, S.E., Bundtzen, T.K., Clough, J.G., Coonrad, W.L., Gilbert, W.G., Miller, M.L., Murphy, J.M., Robinson, M.S., and Wallace, W.K., 1994, Geology of southwestern Alaska, in Plafker, G., and Berg, H.C., eds., The geology of North America: Geological Society of America, v. G-1,p. 285-310.

EBA Engineering Consultants Ltd., February 1999, Pre-feasibility Design and Costing Study.

Agra Earth and Environmental, March 1999, Review of Pre-feasibility Design and Costing Study.

Water Management Consultants Inc., May 1999, Pre-feasibility Hydrologic Assessment.

Donlin Creek Project, Alaska, U.S.A., November 1995. “Report No.1, Bench Scale Grinding, CIL, Flotation and Pressure Oxidation Tests”.

Donlin Creek Project, Alaska, U.S.A., November 1996. “Report No.2, “Compilation of Results of 1996 Metallurgical Test Program”. “The Effect of Bio-oxidation Pre-treatment on the Cyanidation Characteristics of Donlin Creek Concentrate”, RPH Consulting, October 1996. “Deportment of Gold in the Donlin Creek Ores”, Amtel, 1996.

Donlin Creek Project, Alaska, U.S.A., November 1997. “Autoclave Pilot Plant Testwork Report No.1”. “Deportment of Gold in the Donlin Creek Ores”, Amtel, November 1996.

Signet, March 1999. N2TEC Process Testwork, Newmont Test Facility, No Report.

“Process Design and Cost Study for Bacterial Oxidation of Concentrates at Donlin Creek”.

Donlin Creek Project, Alaska, U.S.A., December 1999. “Report No.3, Bench Scale Grinding, CIL, Flotation, and Pressure Oxidation Tests on ACMA, Rochelieu, North Lewis, and South Lewis Ore Zones.

Frank J. Bettine, P.E., December 2001. "Calista Region Energy Needs Study" (Revised Draft Report).

MRDI, February 2002, “Technical Report – Donlin Creek Project, Alaska.”

Project No.: L468B	Page 21-1